Securities and Exchange Commission

washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of	August	2015

Commission File Number	001-36458

Neovasc Inc.
(Translation of registrant’s name into English)

Suite 2135 — 13700 Mayfield Place
Richmond, British Columbia, Canada, V6V 2E4
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  ☐  Form 40-F  ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

    Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

DOCUMENTS INCLUDED AS PART OF THIS REPORT

Document

1	Management's Discussion and Analysis for the three and six months ended June 30, 2015 and 2014.

2	Condensed Interim Consolidated Financial Statements (Unaudited) for the three and six months ended June 30, 2015 and 2014.

3	Canadian Form 52 – 109F2 – Certification of Filings – CEO.

4	Canadian Form 52 – 109F2 – Certification of Filings – CFO.

This Report on Form 6-K is incorporated by reference into the Registration Statement on Form F-10 of the Registrant, which was originally filed with the Securities and Exchange Commission on April 17, 2014 (File No. 333-195360), and the Registration Statement on Form S-8 of the Registrant, which was originally filed with the Securities and Exchange Commission on June 24, 2014 (File No. 333-196986).

DOCUMENT 1

Neovasc Inc.

Management’s

Discussion and Analysis

Form 51-102F1

FOR THE THREE AND SIX MONTHS ENDED

JUNE 30, 2015 AND 2014

Q2

2015

FORM 51-102F1: MANAGEMENT’S DISCUSSION AND ANALYSIS

This discussion and analysis covers the unaudited interim consolidated financial statements of Neovasc Inc. (the “Company” or “Neovasc”) for the three and six months ended June 30, 2015 and 2014.

The Management’s Discussion and Analysis (“MD&A”) of financial condition and results of operations should be read in conjunction with the unaudited condensed interim consolidated financial statements and notes thereto for the three and six months ended June 30, 2015 and 2014 (included as part of Neovasc Inc.’s quarterly filing) as well as the audited consolidated financial statements and notes thereto and the MD&A for the years ended December 31, 2014.

The Company has prepared this MD&A with reference to National Instrument 51-102 “Continuous Disclosure Obligations” of the Canadian Securities Administrators. Under the United States/Canada Multijurisdictional Disclosure System, the Company is permitted to prepare this MD&A in accordance with the disclosure requirements of Canada, which requirements are different than those of the United States.

The names TiaraTM (“Tiara”), Neovasc ReducerTM (“Reducer”) and PeripatchTM (“Peripatch”) are our trademarks; other trademarks, product names and company names appearing herein are the property of their respective owners.

Additional information about the Company, including the Financial Statements and Annual Information Form, are available on SEDAR at www.sedar.com and on the website of the United States Securities and Exchange Commission at www.sec.gov.

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

This MD&A contains forward-looking statements within the meaning of applicable Canadian securities legislation and United States securities legislation that may not be based on historical fact, including, without limitation, statements containing the words “believe”, “may”, “plan”, “will”, “estimate”, “continue”, “anticipate”, “intend”, “expect” and similar expressions. Forward-looking statements are necessarily based on estimates and assumptions made by us in light of our experience and perception of historical trends, current conditions and expected future developments, as well as the factors we believe are appropriate. Forward-looking statements in this MD&A include, but are not limited to, statements relating to:

•	our intention to expand the indications for which we may market Tiara™ (which does not have regulatory approval and is not commercialized) and Reducer™ (which has CE mark approval for sale in the European Union);
•	our plans to develop and commercialize products and the timing of these development programs;
•	whether we will receive, and the timing and costs of obtaining, regulatory approvals;
•	the cost of post-market regulation if we receive necessary regulatory approvals;
•	clinical development of our products, including the results of current and future clinical trials;
•	our ability to enroll patients in our clinical trials;
•	our ability to get our products approved for use;
•	the benefits and risks of our products as compared to others;
•	our ability to establish, maintain and defend intellectual property rights in our products;
•	our need for additional financing and our estimates regarding our capital requirements and future revenues and profitability;
•	our estimates of the size of the potential markets for our products;
•	our potential relationships with distributors and collaborators with acceptable development, regulatory and commercialization expertise and the benefits to be derived from such collaborative efforts;
•	sources of revenues and anticipated revenues, including contributions from distributors and other third parties, product sales, license agreements and other collaborative efforts for the development and commercialization of products;
•	our creation of an effective direct sales and marketing infrastructure for approved products we elect to market and sell directly;
•	the rate and degree of market acceptance of our products;
•	the timing and amount of reimbursement for our products;

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•	the success and pricing of other competing therapies that may become available;
•	our retention and hiring of qualified employees in the future;
•	the manufacturing capacity of third-party manufacturers for our products;
•	the competition we face from other companies, research organizations, academic institutions and government agencies, and the risks such competition pose to our products;
•	the confidential information we possess about patients, customers and core business functions, and the information technologies we use to protect it;
•	the conduct or possible outcomes of any actual or threatened legal proceedings;
•	our intention to continue directing a significant portion of our resources into sales expansion;
•	government legislation in all countries that we already, or hope to, sell our products in, and its effect on our ability to set prices, enforce patents and obtain product approvals or reimbursements; and
•	risks related to lawsuits that could direct our resources and result in the payment of significant damages and other remedies.

Such statements reflect our current views with respect to future events and are subject to risks and uncertainties and are necessarily based upon a number of estimates and assumptions that, while considered reasonable by us, are inherently subject to significant business, economic, competitive, political and social uncertainties and contingencies, many of which, with respect to future events, are subject to change. The factors and assumptions used by us to develop such forward-looking statements include, but are not limited to, the assumption that:

•	future clinical trials are feasible;
•	recruitment to clinical trials will continue;
•	current and future clinical trials will continue to be successful;
•	the time required to analyze and report the results of our clinical studies will be consistent with past timing;
•	our ability to reach agreements with regulatory agencies will continue;
•	market data and reports reviewed by us are accurate;
•	our current good relationships with our suppliers and service providers will be maintained;
•	the regulatory requirements, including patient exposure, for approval of marketing authorization applications will be maintained;
•	our efforts to develop markets and generate revenue from Reducer will be successful;
•	genericisation of markets for Tiara and Reducer will develop; and
•	capital will be available on terms that are favourable to us.

By their very nature, forward-looking statements or information involve known and unknown risks, uncertainties and other factors that may cause our actual results, events or developments, or industry results, to be materially different from any future results, events or developments expressed or implied by such forward-looking statements or information. In evaluating these statements, prospective purchasers should specifically consider various factors, including the risks outlined in our Annual Information Form, under the heading “Risk Factors”. Should one or more of these risks or uncertainties or a risk that is not currently known to us materialize, or should assumptions underlying the forward-looking statements prove incorrect, actual results may vary materially from those described herein. These forward-looking statements are made as of the date of this MD&A and we do not intend, and do not assume any obligation, to update these forward-looking statements, except as required by law. Investors are cautioned that forward-looking statements are not guarantees of future performance and investors are cautioned not to put undue reliance on forward-looking statements due to their inherent uncertainty.

All financial information is prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”) and is expressed in Canadian dollars.

Date: August 6, 2015

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OVERVIEW

Description of the Business

Neovasc is a specialty medical device company that develops, manufactures and markets products for the rapidly growing cardiovascular marketplace.  Its products include the Tiara technology in development for the transcatheter treatment of mitral valve disease, the Reducer for the treatment of refractory angina and a line of advanced biological tissue products that are used as key components in third-party medical products including transcatheter heart valves.

Neovasc’s business operations started in March 2002, with the acquisition of Neovasc Medical Inc. (“NMI”) (formerly PM Devices Inc.). NMI manufactured a line of collagen based surgical patch products. The products are made from chemically treated pericardial tissue. In 2012, the Company sold the rights to the surgical patch products to LeMaitre Vascular, Inc. (“LeMaitre”), but retained rights to the underlying tissue technology for all other uses.

In May 2003, Neovasc acquired Angiometrx Inc. (“ANG”). ANG developed a technology called the Metricath, a catheter-based device that allowed clinicians to measure artery and stent size and confirm deployment during interventional treatment of coronary and peripheral artery disease. In 2009, Neovasc ceased all activities related to Metricath and on January 1, 2015 ANG was amalgamated into NMI.

In July 2008, Neovasc acquired two pre-commercial vascular device companies based in Israel: Neovasc Medical Ltd. (“NML”) and B-Balloon Ltd. (“BBL”). NML developed and owned intellectual property related to Reducer, a novel catheter-based treatment for refractory angina, a debilitating condition resulting from inadequate blood flow to the heart muscle. In 2009, Neovasc ceased all activities related to BBL’s technologies and is in the process of voluntarily liquidating BBL.

In late 2009, Neovasc started initial activities to develop novel technologies for the catheter-based treatment of mitral valve disease. Based on the early positive results of these activities, the Company launched a program to develop the Tiara transcatheter mitral valve.

Product Portfolio

Tiara

In the second quarter of 2011, the Company formally initiated a new project to develop the Tiara, a product for treating mitral valve disease. The Tiara is in preclinical / early clinical stage development to provide a minimally invasive transcatheter device for the millions of patients who experience mitral regurgitation (“MR”) as a result of mitral heart valve disease (it was estimated that in 2013 MR will affect approximately 5.7 million people in the United States and the European Union). MR is often severe and can lead to heart failure and death. Unmet medical need in these patients is high. Currently, a significant percentage of patients with severe MR are not good candidates for conventional surgical repair or replacement due to frailty or comorbidities. There are approximately 2.4 million patients suffering from significant MR in the United States. Currently there is no transcatheter mitral valve replacement device approved for use in any market.

Clinical work to date has been completed using the initial, 35mm size of Tiara and associated delivery system. The Company is actively pursuing expansion of the Tiara size matrix to include two additional sizes (40mm and 45mm) to enable implantation in a broader population of patients. First clinical use of the 40mm size is anticipated in the fourth quarter of 2015 and the 45mm size in early 2016.

The 35mm size Tiara has been implanted in 8 patients to date with encouraging results.  One case required conversion to a surgical valve replacement due to valve malposition. In the remaining 7 cases, Tiara was successfully implanted as intended, resulting in a stable and well anchored prosthetic valve with complete resolution of the patient’s MR. No significant transvalvular gradients, no left ventricular outflow tract (LVOT) obstruction, and no paravalvular leaks or negative interactions with surrounding structures, including the aortic valve, have been observed.  Implantation of Tiara has been successfully undertaken in patients suffering from both degenerative MR and functional MR and in multiple patients with pre-existing prosthetic aortic valves. Implanted patients are continuing to thrive with significantly improved quality of life, with one patient nearing their 18 month post implant follow-up.

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To date no mechanical failures of Tiara, including frame fractures or thrombus formation have been observed in clinical use, nor has any other issue been identified requiring significant modification of the current design beyond expansion of the available size matrix.

A more detailed update of clinical results to date will be provided at Transcatheter Cardiovascular Therapeutics (TCT), the world's largest educational meeting specializing in interventional cardiovascular medicine in October 2015.

While many challenges remain prior to achieving commercial production (including, but not limited to, positive clinical trials and obtaining regulatory approval from the relevant authorities), we believe the Tiara device is being widely recognized at cardiovascular medical conferences as one of the leading devices exploring this new treatment option for patients who are unable or unsuited to receive an open heart surgical valve replacement or repair. There are several other transcatheter mitral valve replacement devices in development by third parties; some of which have been implanted in patients, with varying results.

Neovasc believes that there are several unique attributes of the Tiara device that may provide advantages over other approaches to mitral valve replacement. There is no certainty that the Tiara device will successfully proceed through clinical testing and ultimately receive regulatory approval to treat these patients, nor is it possible to determine at this time if any of the other development stage devices will succeed in obtaining regulatory approval.

The Tiara valve is made up of two major components: the leaflets and skirt, which are made from the Company’s Peripatch tissue, and the nitinol frame (to which the leaflets and skirt are attached), which is manufactured by a well-established specialty manufacturer in the medical device industry. If this supplier were unable to provide the nitinol frame in the future, it would seriously impact the further development of the Tiara device. The Tiara delivery system is manufactured in-house by the Company using components that are readily available.

Regulatory Status

The Tiara is an early-stage development product without regulatory approvals in any country. The Company intends to continue to fund development of the product as cash flow allows and anticipates applying for CE mark approval in Europe in the next two to four years. To the end of June 30, 2015, the Company has spent approximately $22 million developing the product and anticipates that it may require an additional $10 million to apply for CE mark. There is no assurance that European regulatory approval will be granted in the time frame anticipated by management, or granted at any time in the future. There is no expectation that this product will be revenue-generating in the near term, although management believes that the product is addressing an important unmet clinical need and that the demand for the product is high.

On October 9, 2014 Neovasc announced that it had received conditional Investigational Device Exemption approval from the United States Food and Drug Administration to initiate the United States arm of its TIARA-I Early Feasibility Trial for the Company’s Tiara transcatheter mitral valve. The TIARA-I Early Feasibility Trial is a multinational, multicenter trial being conducted to assess the safety and performance of Neovasc’s Tiara mitral valve system and implantation procedure in high-risk surgical patients suffering from severe MR. Severe MR is a critical condition that affects millions of patients and, if left untreated, can lead to heart failure or death. The TIARA-I Early Feasibility Trial will enroll up to 30 patients globally and is being overseen by a multidisciplinary committee of internationally recognized physicians co-chaired by Dr. Martin Leon (Director, Center for Interventional Vascular Therapy Columbia University Medical Center / New York-Presbyterian Hospital) and Dr. Anson Cheung (Professor of Surgery and Director of Cardiac Transplant at St. Paul’s Hospital, Vancouver Canada).

The Tiara has been implanted in patients at three centres in Canada, the United States and Europe. In the United States, the TIARA-I is expected to enroll patients at up to four highly respected United States medical centers including Columbia University Medical Center / New York-Presbyterian Hospital (New York) and Cedars-Sinai Medical Center (Los Angeles). Neovasc is now focusing on finalizing activities to add additional centers in the US as well as support the activated centers in screening and enrollment.

In Europe, TIARA-I has received ethics committee approval at Antwerp Cardiovascular Center / ZNA Middelheim in Belgium and competent authority notification in that country.

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In Canada, St Paul’s Hospital (Vancouver) conducted the first compassionate use implantations of the Tiara. The Company is in the final stages of activating this site to begin screening and enrolling TIARA-I patients, and is in the process of adding two additional sites in Canada for both compassionate use cases and the TIARA-I trial.

By the end of Q3-2015 the Company is targeting to have 8 centres in total recruiting patients to the TIARA-I study.

Reducer

The Reducer is a treatment for patients with refractory angina, a painful and debilitating condition that occurs when the coronary arteries deliver an inadequate supply of blood to the heart muscle, despite treatment with standard revascularization or cardiac drug therapies. It affects approximately 620,000 individuals in the United States, who are not eligible for conventional treatments, typically lead severely restricted lives as a result of their disabling symptoms, and its incidence is growing. The Reducer provides relief of angina symptoms by altering blood flow in the heart’s venous system, thereby increasing the perfusion of oxygenated blood to ischemic areas of the heart muscle.

The pain associated with refractory angina can make it difficult for patients to engage in routine activities, such as walking or climbing stairs. Using a catheter-based procedure, the Reducer is implanted in the coronary sinus, the major blood vessel that sends de-oxygenated blood from the heart muscle back to the right atrium of the heart. Pilot clinical studies demonstrate that the Reducer provides significant relief of chest pain in refractory angina patients. There are approximately 620,000 refractory angina patients in the United States who are potential candidates for the Reducer, either because they cannot be revascularized or because they are otherwise poorly managed using conventional medical therapies. These patients represent a substantial market opportunity for the Reducer product. If physicians adopt the Reducer for use in these refractory patients, it is expected that there will be a natural spillover into the broader recurrent angina market, which represents a substantially larger patient population.

The Reducer is targeting a currently untreatable patient population. A refractory patient by definition is resistant to other therapies. A patient who has refractory angina is not a surgical candidate, cannot benefit from existing interventional cardiology therapies and is not receiving adequate relief from available drug regimens to manage their chest pain. As such there are currently no direct competitors to the Reducer as the patient will have exhausted all other treatment options before a Reducer is considered. Once the Reducer is established as a standard of care for the refractory angina patient, Neovasc believes that the Reducer may also be considered for use in the larger population of recurrent angina patients (patients who are receiving repeat treatments for angina pain) and thus increase its market potential.

The Company has completed a multicenter, randomized, sham controlled study (“COSIRA”) to assess the efficacy of the Reducer device. COSIRA’s primary endpoint was a two-class improvement six months after implantation in patients’ ratings on the Canadian Cardiovascular Society (“CCS”) angina grading scale, a four-class functional classification that is widely used to characterize the severity of angina symptoms and disability. Only patients with severe angina, CCS Class 3 or 4 were enrolled in the COSIRA trial. The COSIRA analysis showed that the study met the primary endpoint, with patients receiving the Reducer achieving a statistically significant improvement in CCS scores (two classes or better) compared to patients receiving a sham control (18 of 52 (34.6%) of the Reducer patients improved ≥ 2 CCS classes compared to 8 of 52 (15.4%) of the control patients (p-value = 0.024)). The analysis also showed that patients treated with the Reducer showed a statistically significant improvement of one or more CCS classes compared to the sham control patients (37 of 52 (71.2%) of the Reducer patients showed this improvement compared to 22 of 52 (42.3%) of the control patients (p-value = 0.003)). The COSIRA results were published in the New England Journal of Medicine in February 2015.

The Reducer is an hourglass-shaped, balloon-expandable, stainless steel device, which is implanted in the coronary sinus, creating a restriction in venous outflow from the myocardium (the muscular layer of the heart wall). It is implanted using conventional percutaneous, or needle puncture techniques. The Reducer is provided sterile and pre-loaded on a balloon catheter system. The system is 9 French sheath compatible and operates over a 0.035 inch guide wire. The implantation procedure is quick and requires minimal training. Once guide wire access to the coronary sinus is achieved, implantation typically takes less than 20 minutes.

Following implantation, the Reducer is incorporated into the endothelial tissue and creates a permanent (but reversible) narrowing in the coronary sinus. The coronary sinus is narrowed from a typical diameter of 10-12mm to approximately 3mm at the site of implantation. This narrowing slightly elevates the venous outflow pressure, which restores a more normal ratio of epicardial to endocardial blood flow between the outer and inner layers of the ischemic areas of the heart muscle. This results in improved perfusion of the endocardium, which helps relieve ischemia and chest pain. The physiological mechanism behind this effect is well documented in medical literature.

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The clinical utility of this approach was demonstrated by a number of analogous approaches used in the past that achieved positive clinical outcomes for angina patients by constricting or intermittently blocking the coronary sinus to improve perfusion to the heart muscle. However, these therapies required the use of highly invasive surgery, or leaving a catheter in the heart for a prolonged period, making them impractical or clinically unacceptable for use in modern medical practice. The Reducer was developed to deliver this therapy in a safe, simple and effective manner via a minimally invasive catheter that is consistent with contemporary medical practice.

The Reducer has demonstrated excellent results in multiple animal studies and in a clinical trial of fifteen patients suffering from chronic refractory angina who were followed for three years after implantation. The six-month results from this clinical trial were published in the Journal of the American College of Cardiology and three-year follow-up data was presented at the annual scientific meeting of the American College of Cardiology in March 2010. In this clinical trial, implantation of the Reducer resulted in significant clinical improvements in stress test and perfusion measurements, as well as in overall quality of life in the majority of the patients. These improvements were maintained for the three years of the study. During this period, the Reducer appeared safe and well tolerated in these patients. More recently, the Company completed COSIRA – a multi-center, double blinded sham controlled study intended to assess the safety and efficacy of the Reducer in a rigorous, controlled manner. The results of COSIRA were positive and are discussed in more detail below.

Following this positive data from the COSIRA trial, the Company has initiated a pilot launch of the Reducer in select European markets in 2015. The Company will also explore initiation of Reducer sales in other non-United States markets. It is anticipated that sales of the product in the United States would follow obtaining United States regulatory approval, if such approval is granted, as described further below.

In Q1 2015, the company initiated pilot launch of the Reducer into selected European markets. The Company has signed distribution Agreements in Italy and the UK and filled initial stocking orders for these countries. Activities are also underway to pilot launch Reducer at selected centers in Switzerland and Germany. For the remainder of 2015, Neovasc will primarily focus on the pilot launch in these four countries which make up a significant portion of the European market and then explore opportunities to expand into other territories.

Regulatory Status

The Reducer is approved for sale in Europe, having received CE-mark designation in November 2011. The Company has completed a clinical trial named COSIRA that is expected to provide data to support broad commercialization of the Reducer product. COSIRA is a double-blinded, randomized, sham controlled, multi-center trial of 104 patients at 11 clinical investigation sites. The study completed enrollment in early 2013 and on November 6, 2013, the Company reported topline results for its COSIRA trial assessing the efficacy and safety of the Reducer. In February 2015, the COSIRA results were published in the New England Journal of Medicine. As discussed above, the data shows that the Reducer achieved its primary endpoint, significantly improving the symptoms and functioning of patients disabled by previously untreatable refractory angina. The COSIRA trial also confirmed that the Reducer is safe and well tolerated. The safety and efficacy data from the randomized, controlled COSIRA trial is consistent with results seen in previous non-randomized pilot studies of the Reducer. Placement of the Reducer is performed using a minimally-invasive transvenous procedure that is similar to implanting a coronary stent and takes approximately 20 minutes. The Company has also initiated Registries in Europe and Israel to collect additional clinical data from patients treated with the Reducer.

Neovasc is also developing a United States regulatory approval strategy that will address the requirement for a larger randomized clinical trial, which is mandatory in the United States. The Company expects to begin this trial in 2016. United States marketing approval is expected about two to four years after the clinical trial begins. There is no assurance that United States regulatory approval will be granted in the time frame anticipated by management, or granted at any time in the future. The cost of the United States clinical trial is expected to be $15-20 million.

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Peripatch Products

Neovasc also produces Peripatch, an advanced biological tissue product that is manufactured from pericardium, which is the protective sac that surrounds the heart of an animal. Neovasc uses its proprietary processes to convert raw pericardial tissue from animal sources into sheets of implantable tissue that can be incorporated into third-party medical devices (for example, for use as the material for artificial heart valve leaflets). Peripatch tissue retains the mechanical characteristics of natural tissue and is readily incorporated into the body without rejection. Peripatch tissue was originally developed to fabricate artificial heart valves and has a 25-year plus history of successful implantation for heart valve and other surgical applications. Peripatch tissue can be manufactured to meet the mechanical and biological characteristics required for a wide variety of applications, such as heart valve leaflets.

The product line includes Peripatch surgical patches, which are rectangular patches made from bovine tissue, applied as internal bandages to repair weak or damaged organs or vessels. On October 31, 2012, Neovasc amended its agreement with LeMaitre allowing LeMaitre to exercise its option to purchase certain specific rights to Neovasc’s biological vascular surgical patch technology on an accelerated basis. Under the terms of the amendment, LeMaitre is permitted to use the Peripatch technology for the sole purpose of manufacturing surgical patches that it markets as its XenoSure™ surgical patch product line. Neovasc ceased manufacturing all surgical patches in the second quarter of 2015.

The Company also provides a range of custom Peripatch products to industry customers for incorporation into their own products, such as transcatheter heart valves, and other specialty cardiovascular devices. These include Peripatch tissue fabricated from bovine and porcine sources and offered in a wide variety of shapes and sizes. Neovasc works closely with its industry customers to develop and supply tissue to meet their specific needs, such as for transcatheter heart valve leaflets. This often includes providing tissue in custom shapes or molded to three dimensional configurations. The Company also provides product development and specialized manufacturing services related to Peripatch tissue-based products such as transcatheter heart valves. The Company actively consults with a range of heart valve programs in order to refine their products and provide tissue to meet their needs and also provides transcatheter valve prototyping, pilot manufacture and commercial manufacture services to a range of customers.

Although the generic method of processing tissue in a way similar to the Peripatch is widely used, the Company’s competitive position stems from its own proprietary process that is supported by a 25-year plus implant history for use as a surgical heart valve. A company that establishes its own process will have to go through a significant and costly series of studies to prove that their process produces tissue that is suitable as a medical device. The Peripatch product has already met these requirements and has already been validated through many years of successful use in multiple applications. Neovasc’s customers make the decision to use the Company’s tissue rather than take on the demanding and lengthy process of developing their own tissue processing operation. As stated elsewhere herein, Neovasc is not aware of any other company in the world that both provides such tissue and partners with customers to provide specialized heart valve development and manufacturing services.

The basic Peripatch technology was established over 25 years ago by a third party that was a predecessor company to NMI, when the material was used to fashion the leaflets and other components in surgical heart valves. Neovasc’s processing of the material is a trade secret and proprietary to the Company. However, the use of the product in transcatheter minimally invasive heart valves and other medical devices such as artificial hearts are new uses for the technology. Appropriate testing is conducted to ensure the appropriateness and durability of the tissue for a new application before the medical device can be approved for use, and there is some additional risk when applying the technology to a new product or when amending to, or adding to, the fixation process to meet a new demand, such as for three dimensional shape setting of the tissue.

Regulatory Status

Peripatch tissue manufactured from bovine tissue is approved for sale in the United States, the European Union and Canada. While the Company does not have stand-alone approval for its porcine tissue products, third party products fabricated from Neovasc’s porcine tissue are approved for sale in European Union markets. Regulatory agencies, such as the Canadian Food Inspection Agency, regulate the import and export of such tissue. A number of third-party products which incorporate Peripatch tissue are approved for sale (i.e. such products have obtained regulatory approval, such as a CE-mark or Canadian medical device license) or have pending approvals in various markets. There is no assurance that further regulatory approvals for third-party products will be obtained.

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Additional Products and Third-Party Sales

Neovasc provides consulting and original equipment manufacturing services to other medical device companies when these services fall within the scope of the Company’s expertise and capabilities. These activities are substantially focused on providing specialized development and manufacturing services for industry customers who incorporate the Company’s Peripatch tissue into their vascular device products. The goal of these activities is to drive near-term revenues as well as support development of a long-term revenue stream through the ongoing provision of tissue and manufacturing services to customers with commercially successful devices that incorporate Neovasc tissue. Revenue earned from various contract agreements varies throughout the year depending on customer needs.

Product Development

Product development at the Company is currently focused on commercialization of the Reducer as well as clinical stage and pre-commercial development work on the Tiara program. The Company may also investigate other potential new internal or external projects that leverage the Company’s existing technologies, infrastructure and expertise.

Trends, Risks and Uncertainties

The Company has incurred operating losses of $8,303,416 and $14,461,259 for the three and six months ended June 30, 2015 (three and six months ended June 30, 2014:$6,471,911 and $6,851,983) and has a deficit of $111,616,360 at June 30, 2015 compared to a deficit of $97,155,101 as at December 31, 2014. As at June 30, 2015 the Company had $85,654,914 in cash and cash equivalents and $8,097,717 in short-term investments in guaranteed investment certificates and bonds, which mature within one year. The Company believes it is well funded to pursue its short and medium term objectives for the Tiara and Reducer programs, but may need to raise additional capital prior to the successful commercialization of these products. There is no certainty that the programs will be successfully commercialized or any required funds will be available to the Company at the time needed or on terms acceptable to the Company.

Neovasc has a limited operating history which makes it difficult to predict how its business will develop or what its future operating results will be. The Company has a history of operating losses since its inception and will need to generate significantly greater revenues than it has to date to achieve and maintain profitability. There is no certainty of future profitability, and results of operations in future periods cannot be predicted based on results of operations in past periods. The securities of the Company should be considered a highly speculative investment.

Neovasc is subject to risks and uncertainties associated with operating in the life sciences industry and as a company engaged in significant development, regulatory, production and commercialization activity. Neovasc cannot anticipate or prevent all of the potential risks to its success, nor predict the impact of any such risk.

Operating risks include but are not limited to: market acceptance of the Company’s technologies and products; litigation risk associated with the Company’s intellectual property and the Company’s defense and protection thereof; the conduct or possible outcomes of any actual or threatened legal proceedings; the Company’s ability to obtain and enforce timely patent protection of its technologies and products; the Company’s ability to develop, manufacture and commercialize its products cost-effectively and according to the regulatory standards of numerous governments; the competitive environment and impact of technological change and/or product obsolescence; the continued availability of capital to finance the Company’s activities; the Company’s ability to conduct and complete successful clinical trials; the Company’s ability to garner regulatory approvals for its products in a timely fashion; the Company’s ability to attract and retain key personnel, effectively manage growth and smoothly integrate newly acquired businesses or technologies; limitations on third-party reimbursement; instances of product or third-party liability; dependence on a single supplier for some products; animal disease or other factors affecting the quality and availability of raw materials; conflicts of interest among the Company’s directors, officers, promoters and members of management; fluctuations in the values of relative foreign currencies; volatility of the Company’s share price; fluctuations in quarterly financial results; unanticipated expenses; changes in business strategy; impact of any negative publicity; general political and economic conditions; and Acts of God and other unforeseeable events, natural or human-caused.

These risk factors and others are described in greater detail in the Company’s Annual Information Form which is available on SEDAR at www.sedar.com and on the website of the United States Securities and Exchange Commission at www.sec.gov.

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Foreign Operations

The majority of the Company’s revenues are derived from product sales in the United States and Europe, primarily denominated in United States dollars and European euros, while the majority of the Company’s costs are denominated in Canadian dollars. The Company expects that foreign currency denominated international sales will continue to account for the majority of its revenues. Consequently, a decrease in the value of a relevant foreign currency in relation to the Canadian dollar will have an adverse effect on the Company’s results of operations, with lower than expected revenue amounts and gross margins being reported in the Company’s Canadian dollar financial statements. In addition, any decrease in the value of the United States dollar or European euro occurring in between the time a sale is consummated and the time payment is received by Neovasc will lead to a foreign exchange loss being recognized on the foreign-currency denominated trade account receivable. The fluctuation of foreign exchange may impose an adverse effect on the Company’s results of operations and cash flows in the future. Additionally, Neovasc may be materially and adversely affected by increases in duty rates, exchange or price controls, repatriation restrictions, or other restrictions on foreign currencies. The Company’s international operations are subject to certain other risks common to international operations, including, without limitation: government regulations; import restrictions and, in certain jurisdictions, reduced protection for the Company’s intellectual property rights.

Foreign currency translation gains and losses arising from normal business operations are credited to or charged to operations in the period incurred. To date, Neovasc has not entered into any foreign exchange forward contracts.

Selected Financial Information

The following discussion should be read in conjunction with the unaudited condensed interim consolidated financial statements for the three and six months ended June 30, 2015 and 2014.

DISCUSSION OF OPERATIONS AND FINANCIAL CONDITION

Results for the three and six months ended June 30, 2015 and 2014 follow:

Losses

The losses for the three and six months ended June 30, 2015 were $8,303,416 and $14,461,259, or $0.12 and $0.23 basic and diluted loss per share, as compared with a loss of $6,471,911 and $6,851,983, or $0.12 and $0.13 basic and diluted loss per share for the same periods in 2014. The $1,831,505 increase in the loss incurred for the three months ended June 30, 2015 compared to the same period in 2014 can be substantially explained by $2,231,766 increase in general and administrative expenses, $2,367,102 increase in product development and clinical trial expenses, and offset by a $2,681,543 decrease in share-based payment. The $7,609,276 increase in the loss incurred for the six months ended June 30, 2015 compared to the same period in 2014 can be substantially explained by $1,026,332 decrease in gross profit, $3,269,281 increase in general and administrative expenses, $4,861,408 increase in product development and clinical trial expenses, and offset by $1,363,552 decrease in share-based payment. In the first six months of 2015 and 2014 certain directors, officers and employees of Neovasc were granted options under the Company’s established remuneration and incentive plans. However, the number of options granted in the first six months of 2015 was much less than the grant in the same period of 2014, and therefore resulted in a lower non-cash charge to the income statement in 2015.

Revenues

Revenues decreased 18% year-over-year to $3,599,834 for the three months ended June 30, 2015, compared to revenues of $4,404,515 for the same period in 2014. Revenues decreased 22% year-over-year to $6,460,480 for the six months ended June 30, 2015, compared to revenues of $8,240,650 for the same period in 2014. The Company started its sales of Reducer in the first quarter of 2015 as it initiated its focused commercialization of the product in Europe. The Company also ceased its production of surgical patches in June 2015. The Company anticipates that as revenues from the tissue business decline the revenue from the Reducer will begin to compensate.

Reducer sales for the three months ended June 30, 2015 were $165,528, compared to $nil for the same period in 2014. Reducer sales for the six months ended June 30, 2015 were $215,668, compared to $nil for the same period in 2014. These sales should be categorized as stocking orders as newly qualified distributors took receipt of their first order of Reducers. The Company anticipates that Reducer sales will gradually grow in 2015, initially with stocking orders from other distributors in other countries and then later in the year, with repeat orders.

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Product sales for the three months ended June 30, 2015 were $147,685, compared to $798,921 for the same period in 2014, representing a decrease of 82%. Product sales for the six months ended June 30, 2015 were $424,973, compared to $1,493,919 for the same period in 2014, representing a decrease of 72%. Product sales are solely comprised of sales of surgical patches to LeMaitre. Concurrent with the sale of a license to LeMaitre to produce these surgical patches in-house, Neovasc also agreed to continue to supply LeMaitre with surgical patches at a discounted price, until LeMaitre received appropriate regulatory approvals and started to manufacture the surgical patches itself. Neovasc ceased manufacturing all surgical patches in June 2015.

Contract manufacturing revenues for the three months ended June 30, 2015 were $1,195,544, compared to $721,225 for the same period in 2014, representing an increase of 66%. Contract manufacturing revenues for the six months ended June 30, 2015 were $1,895,013, compared to $906,941 for the same period in 2014, representing an increase of 109%. The increase in the three and six months ended June 30, 2015 compared to the same periods in 2014 reflect growth in contract manufacturing revenues earned with one of the Company’s customers. The Company has seen a concentration of revenue into fewer larger accounts and expects that this reflects growing demand for those customers’ products. Neovasc anticipates that contract manufacturing will continue to grow in the long term as its customers’ products receive regulatory approvals and are commercialized, but recognizes that these revenues will be derived from a smaller customer base as the transcatheter aortic market matures.

Revenues from consulting services for the three months ended June 30, 2015 were $2,091,077, compared to $2,884,369 for the same period in 2014, representing a decrease of 28%. Revenues from consulting services for the six months ended June 30, 2015 were $3,924,826, compared to $5,839,790 for the same period in 2014, representing a decrease of 33%.The decrease in consulting service revenues reflects one customer’s development program working towards the end of its development stage. The Company anticipates that our consulting services revenue will decline in the long term as its consulting customers continue to transition to becoming contract manufacturing customers.

Where possible the Company updates its charge out rates and product prices on an annual basis to maintain its margins and reflect increases in the cost of goods sold. Some customer contracts include a mechanism to calculate the price increase or to limit the maximum increase allowable each year.

Cost of Goods Sold

The cost of goods sold for the three and six months ended June 30, 2015 was $2,232,359 and $4,227,608, respectively, compared to $3,066,924 and $4,981,446 for the same periods in 2014. The overall gross margin for the three and six months ended June 30, 2015 was 38% and 35%, respectively, compared to 30% and 40% gross margin for the same periods in 2014. Gross margin improved in Q2 2015 due to increase in raw material yields and the discontinuation of sales of lower margin products.

Expenses

Total expenses for the three and six months ended June 30, 2015 were $9,764,899 and $17,064,889, respectively, compared to $7,782,507 and $10,132,078 for the same periods in 2014, representing an increase of $1,982,392 or 25%, and $6,932,811 or 68%, respectively. The increase in total expenses for the three months ended June 30, 2015 compared to the same period in 2014 reflects a $2,231,766 increase in general and administrative expenses and a $2,367,102 increase in product development and clinical trial expenses to advance the Tiara and Reducer development programs, and offset by a $2,738,571 decrease in share-based payment. The increase in total expenses for the six months ended June 30, 2015 compared to the same period in 2014 reflects a $3,269,281 increase in general and administrative expenses and a $4,861,408 increase in product development and clinical trial expenses to advance the Tiara and Reducer development programs, and offset by $1,442,204 decrease in share-based payment.

Selling expenses for the three and six months ended June 30, 2015 were $154,302 and $307,985, respectively, compared to $24,413 and $44,328 for the same periods in 2014, representing an increase of $129,889, or 532%, and $263,657 or 595%. The increase in selling expenses for the three and six months ended June 30, 2015 compared to the same periods in 2014 reflects costs incurred for Reducer commercialization activities in the first six months of 2015. The Company anticipates a significant increase in selling expenses in 2015 as it initiates a focused commercialization of the Reducer in select countries in Europe.

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General and administrative expenses for the three and six months ended June 30, 2015 were $4,347,076 and $7,234,486, respectively, compared to $4,644,387 and $5,740,841 for the same periods in 2014, representing a decrease of $297,311, or 6% and an increase of $1,493,645, or 26%, respectively. The decrease in general and administrative expenses for the three months ended June 30, 2015 compared to the same period in 2014 can be substantially explained by a $2,529,077 decrease in share-based payments, and offset by a $2,231,766 increase in other expenses. The $2,231,766 increase includes, but is not limited to, approximately $2,000,000 related to litigation expenses, approximately $235,000 related to the rent of new administration office, insurance, and information system expenses and approximately $370,000 related to an increase in general and administrative staff and an increase in compensation to the board, and senior management. The increase in general and administrative expenses for the six months ended June 30, 2015 compared to the same period in 2014 can be substantially explained by a $3,269,281 increase in other expenses, and offset by $1,775,636 decrease in share-based payment. The $3,269,281 increase includes, but is not limited to, approximately $2,500,000 related to litigation expenses, approximately $400,000 related to the rent of new administration office, insurance, and information system expenses and approximately $460,000 related to an increase in general and administrative staff and an increase in compensation to the board and senior management.

Product development and clinical trial expenses for the three and six months ended June 30, 2015 were $5,263,521 and $9,522,418, respectively, compared to $3,113,707 and $4,346,909 for the same periods in 2014, representing an increase of $2,149,814, or 69% and $5,175,509, or 119%. The increase in product development and clinical trial expenses for the three months ended June 30, 2015 was due to a $781,454 increase in cash–based employee expenses as the Company hired additional staff to advance product development and a $1,585,648 increase in other expenses as the Company invested in its two major new product initiatives, offset by a $217,288 decrease in share-based payment. The increase in product development and clinical trial expenses for the six months ended June 30, 2015 was due to $314,101 increase in share-based payment, a $1,471,654 increase in cash–based employee expenses as the Company hired additional staff to advance product development and a $3,389,754 increase in other expenses as the Company invested in its two major new product initiatives.

The Company’s expenses are subject to inflation and cost increases. Salaries and wages have increased on average by 6% in the six months ended June 30, 2015 compared to the same period in 2014. The Company has not seen a material increase in the price of any of the components used in the manufacture of its products and services.

Other Income

The other income for the three months ended June 30, 2015 was $94,008, compared to other expense of $26,995 for the same period in 2014. The other income for the six months ended June 30, 2015 was $370,758, compared to other income of $20,891 for the same period in 2014. The Company’s investments in high interest savings accounts and guaranteed investment certificates generated $432,665 interest in the six months ended June 30 2015.

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QUARTERLY INFORMATION

The following is a summary of selected unaudited financial information for the eight fiscal quarters to June 30, 2015:

	June 30, 2015	March 31, 2015	December 31, 2014	September 30, 2014
REVENUE
Reducer	$165,528	$50,140	$-	$-
Product sales	147,685	277,288	297,493	471,468
Contract manufacturing	1,195,544	699,469	1,081,622	1,366,552
Consulting services	2,091,077	1,833,749	1,974,326	2,431,340
	3,599,834	2,860,646	3,353,441	4,269,360

COST OF GOODS SOLD	2,232,359	1,995,249	2,662,748	2,468,747
GROSS PROFIT	1,367,475	865,397	690,693	1,800,613

EXPENSES
Selling expenses	154,302	153,683	112,818	19,285
General and administrative expenses	4,347,076	2,887,410	3,196,693	2,916,141
Product development and clinical trials expenses	5,263,521	4,258,897	5,051,884	3,488,051
	9,764,899	7,299,990	8,361,395	6,423,477

OPERATING LOSS	(8,397,424)	(6,434,593)	(7,670,702)	(4,622,864)

OTHER INCOME/(EXPENSE)	94,008	276,750	50,132	34,319
LOSS AND COMPREHENSIVE LOSS FOR THE PERIOD	$(8,303,416)	$(6,157,843)	$(7,620,570)	$(4,588,545)

BASIC AND DILUTED LOSS PER SHARE	$(0.12)	$(0.10)	$(0.14)	$(0.09)

	June 30, 2014	March 31, 2014	December 31, 2013	September 30, 2013
REVENUE
Product sales	$798,921	$694,998	$683,289	$654,809
Contract manufacturing	721,225	185,716	96,917	583,466
Consulting services	2,884,369	2,955,421	2,531,344	2,395,616
	4,404,515	3,836,135	3,311,550	3,633,891

COST OF GOODS SOLD	3,066,924	1,914,522	2,056,349	2,160,092
GROSS PROFIT	1,337,591	1,921,613	1,255,201	1,473,799

EXPENSES
Selling expenses	24,413	19,915	18,417	7,366
General and administrative expenses	4,644,387	1,096,454	1,183,067	1,009,473
Product development and clinical trials expenses	3,113,707	1,233,202	2,366,195	1,878,943
	7,782,507	2,349,571	3,567,679	2,895,782

OPERATING LOSS	(6,444,916)	(427,958)	(2,312,478)	(1,421,983)

OTHER INCOME/(EXPENSE)	(26,995)	47,886	100,603	(17,843)
LOSS AND COMPREHENSIVE LOSS FOR THE PERIOD	$(6,471,911)	$(380,072)	$(2,211,875)	$(1,439,826)

BASIC AND DILUTED LOSS PER SHARE	$(0.12)	$(0.01)	$(0.05)	$(0.03)

After a general trend of quarter over quarter revenue growth in the past quarters, there was a decrease in the first quarter of 2015. We anticipate our overall revenues to be focused on a smaller customer base in 2015. Neovasc ceased manufacturing all surgical patches in the second quarter of 2015. In the long term we expect our consulting services to decline. We expect our consulting service customers to transition to become contract manufacturing customers and we are not actively looking for new customers as we are diverting available research and development staff and resources to our Tiara program. We anticipate that we will be able to replace and grow total revenue from the commercialization of our Reducer product in the mid to long-term.

Selling expenses increased in the first and second quarter of 2015 as the Company initiates a focused commercialization of the Reducer in select countries in Europe. General and administrative expense reached a peak in the second quarter of 2014 mainly due to a stock-based compensation expense of $2,802,674 which included options granted and vested immediately in the quarter. Product development and clinical trial costs peaked in the second quarter of 2015 due to a stock-based compensation expense of $1,551,994 and the preclinical and clinical Tiara expenses.

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USE OF PROCEEDS

On March 26, 2014, the Company closed a bought deal equity financing underwritten by Cormark Securities Inc., which placed 4,192,000 common shares of Neovasc at a price of $6.00 per common share, for gross cash proceeds to the Company of $25,152,000.

The following table sets out a comparison of how the Company used the proceeds following the closing date against the intended use of proceeds from the bought deal, including an explanation of any variances and the impact of any variance on the ability of the Company to achieve its business objectives and milestones.

	Proposed Use of net Proceeds	actual Use of net Proceeds
	March 26, 2014 Bought Deal	Use of Proceeds	Remaining to be Spent
Tiara Development Costs	$13,500,000	$12,061,724	$1,438,276
Reducer Development Costs	$7,500,000	$1,523,229	$5,976,771
Additional Proceeds	$3,645,349	$3,645,349	-
Total	$24,645,349	$17,230,302	$7,415,047

The actual proceeds net of share issue costs from March 26, 2014 financing were $24,645,349. The additional proceeds will be used for working capital items and to fund the expansion of our clean rooms and office space. The majority of the proceeds have been invested in high interest savings accounts and guaranteed investment certificates that are shown as part of cash and cash equivalents and investments in the financial statements. The approximate expenditures from proceeds of the bought deal equity financing from March 26, 2014 to June 30, 2015 were $17,230,000, of which approximately $12,061,000 was spent on Tiara Development Costs, $1,523,000 was spent on Reducer Development Costs and $3,646,000 was spent on working capital items and investment in property, plant and equipment funded from the additional proceeds.

On February 3, 2015, the Company closed an underwritten public offering, which placed 10,415,000 newly issued common shares of Neovasc from treasury at a price of US$7.19 per common share for aggregate gross proceeds of approximately US$74,883,850 to the Company. The February 2015 offering also included the sale of 1,660,000 Neovasc common shares on the same terms by certain directors, officers and employees of Neovasc. The Company did not receive any proceeds from the sale of the 1,660,000 Neovasc common shares by the directors, officers and employees.

The following table sets out a comparison of how the Company used the proceeds following the closing date against the intended use of proceeds from the public offering, including an explanation of any variances and the impact of any variance on the ability of the Company to achieve its business objectives and milestones.

	Proposed Use of net Proceeds	actual Use of net Proceeds
	February 3, 2015 Underwritten Public Offering	Use of Proceeds	Remaining to be Spent
Tiara Development Costs	$43,600,000	-	$43,600,000
Reducer Development Costs	$12,500,000	-	$12,500,000
Additional Proceeds	$30,983,471	$745,887	$30,237,584
Total	$87,083,471	-	$86,337,584

The actual proceeds net of share issue costs from the February 3, 2015 financing to the Company were $87,083,471. The majority of the proceeds have been invested in high interest savings accounts and guaranteed investment certificates that are shown as part of cash and cash equivalents and investments in the financial statements. The Company spent approximately $746,000 on working capital items and investment in property, plant and equipment funded from the additional proceeds.

The combined value of the cash and cash equivalents and investments as at June 30, 2015 is $93,752,631.

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DISCUSSION OF LIQUIDITY AND CAPITAL RESOURCES

Neovasc finances its operations and capital expenditures with cash generated from operations, lines of credit, and equity financings. At June 30, 2015, the Company had cash and cash equivalents of $85,654,914 compared to cash and cash equivalents of $6,025,013 at December 31, 2014, as well as $8,097,717 invested in short term investments falling due within one year.

Cash used in operating activities for the three and six months ended June 30, 2015, was $6,350,560 and $10,642,896, respectively, compared to $1,389,041 and $2,162,205 for the same periods in 2014. For the three months ended June 30, 2015, operating expenses were $7,055,360, compared to $2,389,329 for the same period in 2014, as more expenses were incurred in general and administrative and research and development and clinical trials activities as discussed elsewhere in this MD&A. Working capital items generated cash of $484,055, compared to working capital items generated cash of $964,246 for the same period in 2014, as accounts receivable and inventory generated less cash associated with revenue decrease. For the six months ended June 30, 2015, operating expenses were $11,731,376, compared to $2,528,635 for the same period in 2014, as more expenses were incurred in general and administrative and research and development and clinical trials activities as discussed elsewhere in this MD&A. Working capital items generated cash of $818,275, compared to working capital items generated cash of $330,257 for the same period in 2014, as accounts receivable generated more cash due to the increase in interest receivables for our investments in GICs, inventory absorbed less cash associated with decease of revenue and prepaid expenses and other assets increased with the payment of deposits for our leased office space and the payment of our clinical trial insurance and director & officer’s insurance in advance rather than on a monthly basis.

For the three months ended June 30, 2015, net cash used by investing activities was $1,097,797 due to $5,000,000 GICs matured and put back into cash and cash equivalents, and $6,097,717 invested into a bond. For the six months ended June 30, 2015, net cash provided by investing activities was $3,902,282 to fund the Company’s obligations in the short-term. For the three and six months ended June 30, 2015, the Company invested $1,072,590 and $1,562,728 in property, plant and equipment, compared to $251,141 and $317,003 for the same periods in 2014. The Company purchased $470,260 of land and building in June 2015. The Company continues to invest capital to expand its clean room, chemical lab and manufacturing facilities and research and development capabilities.

For the three months ended June 30, 2015, net cash used by financing activities was $170,237, as the Company paid out its long-term debt, compared to net cash provided by financing activities $104,927 for the same period in 2014. For the six months ended June 30, 2015, net cash provided by financing activities was $87,973,192, compared to $24,763,569 for the same period in 2014. On February 3, 2015, the Company closed an underwritten public offering of 12,075,000 common shares of the Company (of which 10,415,000 common shares were issued from treasury and 1,660,000 common shares were sold by certain directors, officers and employees of the Company) at a price per share of US$7.19 for aggregate gross proceeds of approximately US$74,883,850 for the Company and US$11,935,400 for the selling security holders. The share issue costs incurred by the Company were $6,236,783.

The majority of the revenue and expenses of the Company are incurred in the parent and in one of its subsidiaries, NMI, both of which are Canadian companies. There are no significant restrictions on the transfer of funds between these entities and during the three and six months ended June 30, 2015 the Company had no complications in transferring funds to and from its subsidiaries in Israel and USA.

The majority of the Company’s cash and cash equivalents at June 30, 2015 were denominated in Canadian dollars. The Company is exposed to foreign currency fluctuations on $4,919,049 of its cash and cash equivalents held in United States dollars and European euros. In addition, the Company’s investment $6,097,717, denominated in US dollar, is exposed to foreign currency fluctuations as well.

EVENTS DURING THE QUARTER

Other than described elsewhere herein, there were no material events during the quarter.

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SUBSEQUENT EVENTS

On July 23, 2015, the Board approved a new $1,000,000 line of credit with the Company’s bank. The approved amount includes a $900,000 revolving line of credit and $100,000 corporate classic VISA. This line of credit is collateralized by a first charge over the Company’s land and buildings and a general security agreement over all personal property of the business now owned and all personal property acquired in the future. The interest rate for the $900,000 business operating account overdraft will be calculated at Prime Rate plus 1% per annum.

OUTSTANDING SHARE DATA

As at August 6, 2015, the Company had 66,551,447 common shares issued and outstanding. Further, the following securities are convertible into common shares of the Company: 7,805,013 stock options with a weighted average price of $3.78. The fully diluted share capital of the Company at August 6, 2015 is 74,459,960.

CONTRACTUAL OBLIGATIONS AND CONTINGENCIES

Contingencies

The Company is engaged as a defendant in lawsuits filed by CardiAQ Valve Technologies, Inc. (“CardiAQ”), as further described below. Litigation resulting from CardiAQ’s claims could be costly and time-consuming and could divert the attention of management and key personnel from our business operations. We cannot assure that we will succeed in defending any of these claims and that judgments will not be entered against us with respect to the litigation resulting from such claims. If we are unsuccessful in our defense of these claims or unable to settle the claims in a manner satisfactory to us, we may be faced with significant monetary damages, loss of intellectual property rights, or injunctive relief against us that could have a material adverse effect on our business and financial condition.

On June 6, 2014, Neovasc was named in a lawsuit filed by CardiAQ in the U.S. District Court for the District of Massachusetts concerning intellectual property rights ownership, unfair trade practices and a breach of contract relating to Neovasc’s transcatheter mitral valve technology, including the Tiara device. On June 23, 2014, CardiAQ also filed a complaint against Neovasc in Germany requesting that Neovasc assign its right to one of its European patent application to CardiAQ. On July 7, 2014, the Company was made aware through a press release issued by CardiAQ of a stay in proceedings for Neovasc’s European patent application that is the subject of the German lawsuit. This stay of proceedings was granted without an opportunity for Neovasc to respond to CardiAQ’s allegations. The Company requested that the stay be lifted, but the request was denied by the European Patent office pending resolution of the German lawsuit. Neovasc filed its response in the German lawsuit in December 2014.

The Company intends to vigorously defend itself in both lawsuits. On July 29, 2014, in the Massachusetts action, the Company filed a motion to dismiss several of CardiAQ’s claims. As a result of the Company’s motion, CardiAQ filed a first amended complaint on August 12, 2014, and the Company responded by filing another motion to dismiss several of CardiAQ’s claims. The Court granted the motion in part. CardiAQ filed its Second Amended Complaint on January 15, 2015. The Court has issued a case schedule with a trial date in 2016. In the German action, and based on the parties’ submissions, the court in Munich will render its decision, which may be a final order or a case management order, on November 20, 2015.

The outcome of these matters is not currently determinable nor is it possible to accurately predict the outcome or quantum of these proceedings to the Company at this time. Until this matter has been resolved by the appropriate Courts, the Company cannot give any assurances as to such outcome. Accordingly, no dollar value has been recorded in the accompanying financial statements.

Contractual obligations

The following table summarizes our contractual obligations as of June 30, 2015:

	Payments due by Period
Contractual Obligations	Total	Less than 1 year	1-3 years	3-5 years	More than 5 years
Operating leases	$911,135	$261,025	$461,179	$188,931	-

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OFF BALANCE SHEET ARRANGEMENTS

The Company has no off balance sheet arrangements.

Related Party Transactions

There were no ongoing contractual commitments and transactions with related parties during the three and six months ended June 30, 2015 and 2014, other than as described elsewhere herein and those compensation based payments disclosed in Note 19 of the financial statements.

PROPOSED TRANSACTIONS

The Company is not party to any transaction requiring additional disclosure.

Critical Accounting Estimates and management judgement

The preparation of consolidated financial statements in conformity with IFRS requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results may differ from those estimates.

Estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are recognized in the period in which the estimates are revised and in any future periods affected.

Significant areas requiring the use of estimates relate to the determination of the net realizable value of inventory (obsolescence provisions), allowance for doubtful accounts receivable, impairment of non-financial assets, useful lives of depreciable assets and expected life, volatility and forfeiture rates for share-based payments.

Inventories

The Company estimates the net realizable values of inventories, taking into account the most reliable evidence available at each reporting date. The future realization of these inventories may be affected by future technology or other market-driven changes that may reduce future selling prices.

Allowance for doubtful accounts receivable

The Company provides for bad debts by setting aside accounts receivable past due more than 121 days or sooner if management determines that certain accounts receivable may be uncollectible. Actual collectability of customer balances can vary from the Company’s estimation.

Impairment of long-lived assets

In assessing impairment, the Company estimates the recoverable amount of each asset or cash generating unit based on expected future cash flows and uses an interest rate to discount them. Estimation uncertainty relates to assumptions about future operating results and the determination of a suitable discount rate.

Useful lives of depreciable assets

The Company reviews its estimate of the useful lives of depreciable assets at each reporting date, based on the expected utilization of the assets.

Share-based payment

The Company measures the cost of equity-settled transactions by reference to the fair value of the equity instruments at the date at which they are granted. Estimating fair value for share-based payment transactions requires determining the most appropriate valuation model, which is dependent on the terms and conditions of the grant. This estimate also requires determining the most appropriate inputs to the valuation model including the expected life of the share option, volatility and forfeiture rates and making assumptions about them.

Determination of functional currency

The Company determines its functional currency based on the primary economic environment in which it operates. IAS 21 The Effects of Changes in Foreign Exchange Rates outlines a number of factors to apply in determining the functional currency, which is subject to significant judgment by management.

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Deferred tax assets

Deferred tax assets are recognized in respect of tax losses and other temporary differences to the extent probable that there will be taxable income available against which the losses can be utilized. Judgment is required to determine the amount of deferred tax assets that can be recognized based on estimate of future taxable income.

Changes in Accounting Policies including Initial Adoption

During the three and six months ended June 30, 2015, there have been no changes in accounting policies. The Company has not adopted any new accounting policies during the three and six months ended June 30, 2015.

financial instruments

The Company’s financial instruments include its cash and cash equivalents, investments, accounts receivable, and accounts payable and accrued liabilities.

Disclosure Controls and Internal controls over financial reporting

Disclosure controls and procedures ("DC&P") are designed to provide reasonable assurance that all material information is gathered and reported to senior management, including the Company's Chief Executive Officer and Chief Financial Officer (the "Certifying Officers"), on a timely basis so that appropriate decisions can be made regarding public disclosure within the required time periods specified under applicable Canadian securities laws. The Certifying Officers are responsible for establishing and monitoring the Company's DC&P. The internal control over financial reporting ("ICFR") is designed to provide reasonable assurance that such financial information is reliable and complete. The Certifying Officers are also responsible for establishing and maintaining adequate ICFR for the Company.

As at December 31, 2014, management of the Company, with the participation of the Chief Executive Officer and the Chief Financial Officer, evaluated the effectiveness of the Company's DC&P and ICFR as required by Canadian securities laws. Based on that evaluation, the Certifying Officers have concluded that, as of the end of the period covered by this MD&A, the DC&P were effective to provide reasonable assurance that material information relating to the Company was made known to senior management by others and information required to be disclosed by the Company in its annual filings, interim filings (as such terms are defined under National Instrument 52-109 – Certification of Disclosure in Issuers' Annual and Interim Filings) or other reports filed or submitted by it under securities legislation were recorded, processed, summarized and reported within the time periods specified in securities legislation. The Certifying Officers have evaluated the effectiveness of the Company’s ICFR as at December 31, 2014 and have concluded that such ICFR is effective. The Certifying Officers have also concluded that, as of the end of the period covered by this MD&A, the ICFR provides reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with IFRS. To design its ICFR, the Company used the 2013 Internal Control – Integrated Framework (COSO Framework) published by the Committee of Sponsoring Organizations of the Treadway Commission. Based on this assessment, management has concluded that, as of December 31, 2014, the Corporation’s internal control over financial reporting was effective based on those criteria. Due to inherent limitations, internal controls over financial reporting may not prevent or detect misstatements. In addition, projections of any evaluation relating to the effectiveness in future periods are subject to the risk that controls may become inadequate as a result of changes in conditions, or that the degree of compliance with policies and procedures may deteriorate. Because the Company is an “emerging growth company” as defined in the United States Jumpstart Our Business Startups Act of 2012, the Company will not be required to comply with the auditor attestation requirements of the United States Sarbanes-Oxley Act of 2002 for as long as the Company remains an “emerging growth company”, which may be for as long as five years following its initial registration in the United States.

There have been no material changes in our internal control over financial reporting or disclosure controls and procedures during the three and six months ended June 30, 2015, that have materially affected, or are reasonably likely to affect our internal control over financing reporting.

aDDITIONAL INFORMATION

Additional information about the Company, including the Financial Statements and Annual Information Form, are available on SEDAR at www.sedar.com and on the website of the United States Securities and Exchange Commission at www.sec.gov.

17

DOCUMENT 2

Neovasc Inc.

CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

FOR THE THREE AND SIX MONTHS ENDED

JUNE 30, 2015 AND 2014

(Expressed in Canadian dollars)

NEOVASC INC.
Condensed Interim Consolidated Statements of Financial Position (Unaudited)
(Expressed in Canadian dollars)

	Notes	June 30, 2015	December 31, 2014
			(Audited)
ASSETS
Current assets
Cash and cash equivalents	6	$85,654,914	$6,025,013
Investments	7	8,097,717	11,999,999
Accounts receivable	8	1,712,552	1,790,971
Inventory	9	501,979	475,975
Prepaid expenses and other assets		486,862	259,261
Total current assets		96,454,024	20,551,219

Non-current assets
Property, plant and equipment	10	4,388,394	3,078,041
Total non-current assets		4,388,394	3,078,041

Total assets		$100,842,418	$23,629,260

LIABILITIES AND EQUITY
Liabilities
Current liabilities
Accounts payable and accrued liabilities	11	$3,347,208	$2,513,072
Current portion of long-term debt	12	-	44,591
Total current liabilities		3,347,208	2,557,663

Non-current liabilities
Long-term debt	12	-	157,628
Total non-current liabilities		-	157,628

Total liabilities		3,347,208	2,715,291

Equity
Share capital	13	188,635,715	99,169,635
Contributed surplus	13	20,475,855	18,899,435
Deficit		(111,616,360)	(97,155,101)
Total equity		97,495,210	20,913,969

Total liabilities and equity		$100,842,418	$23,629,260

SUBSEQUENT EVENTS (see Note 20)

See Accompanying Notes to the Condensed Interim Consolidated Financial Statements

1

NEOVASC INC.
Condensed Interim Consolidated Statements of Comprehensive Loss (Unaudited)
For the three and six months ended June 30,
(Expressed in Canadian dollars)

		Three months ended June 30,		Six months ended June 30,
	Notes	2015	2014	2015	2014

REVENUE
Reducer		$165,528	$-	$215,668	$-
Product sales		147,685	798,921	424,973	1,493,919
Contract manufacturing		1,195,544	721,225	1,895,013	906,941
Consulting services		2,091,077	2,884,369	3,924,826	5,839,790
	14	3,599,834	4,404,515	6,460,480	8,240,650

COST OF GOODS SOLD	16	2,232,359	3,066,924	4,227,608	4,981,446
GROSS PROFIT		1,367,475	1,337,591	2,232,872	3,259,204

EXPENSES
Selling expenses	16	154,302	24,413	307,985	44,328
General and administrative expenses	16	4,347,076	4,644,387	7,234,486	5,740,841
Product development and clinical trials expenses	16	5,263,521	3,113,707	9,522,418	4,346,909
		9,764,899	7,782,507	17,064,889	10,132,078

OPERATING LOSS		(8,397,424)	(6,444,916)	(14,832,017)	(6,872,874)

OTHER INCOME/(EXPENSE)
Interest income		309,251	71,066	432,665	75,938
Interest expense		(1,522)	(1,995)	(3,135)	(4,012)
Loss on investment		(39,949)	-	(39,949)	-
Loss on foreign exchange		(173,772)	(96,066)	(18,823)	(51,035)
		94,008	(26,995)	370,758	20,891

LOSS AND COMPREHENSIVE LOSS FOR THE PERIOD		$(8,303,416)	$(6,471,911)	$(14,461,259)	$(6,851,983)

LOSS PER SHARE
Basic and diluted loss per share	18	$(0.12)	$(0.12)	$(0.23)	$(0.13)

See Accompanying Notes to the Condensed Interim Consolidated Financial Statements

2

NEOVASC INC.
Condensed Interim Consolidated Statements of Changes in Equity (Unaudited)
(Expressed in Canadian dollars)

	Notes	Share Capital	Contributed Surplus	Deficit	Total Equity

Balance at January 1, 2014		$73,411,391	$10,305,204	$(78,094,003)	$5,622,592

Issue of share capital pursuant to a bought deal prospectus offering	13(b)(i)	25,152,000	-	-	25,152,000
Share issue costs	13(b)(i)	(506,651)	-	-	(506,651)
Issue of share capital on exercise of options		788,442	(649,664)	-	138,778
Share-based payments		-	4,230,641	-	4,230,641
Transaction with owners during the period		25,433,791	3,580,977	-	29,014,768

Loss and comprehensive loss for the period		-	-	(6,851,983)	(6,851,983)

Balance at June 30, 2014		$98,845,182	$13,886,181	$(84,945,986)	$27,785,377

Balance at January 1, 2015		$99,169,635	$18,899,435	$(97,155,101)	$20,913,969

Issue of share capital pursuant to an underwritten public offering	13(b)(iii)	93,320,254	-	-	93,320,254
Share issue costs	13(b)(iii)	(6,236,783)	-	-	(6,236,783)
Issue of share capital on exercise of options	13(b)	2,382,609	(1,290,669)	-	1,091,940
Share-based payments	13(b)	-	2,867,089	-	2,867,089
Transaction with owners during the period		89,466,080	1,576,420	-	91,042,500

Loss and comprehensive loss for the period		-	-	(14,461,259)	(14,461,259)

Balance at June 30, 2015		$188,635,715	$20,475,855	$(111,616,360)	$97,495,210

See Accompanying Notes to the Condensed Interim Consolidated Financial Statements

3

NEOVASC INC.
Condensed Interim Consolidated Statements of Cash Flows (Unaudited)
For the three and six months ended June 30,
(Expressed in Canadian dollars)

		Three months ended June 30,		Six months ended June 30,
	Notes	2015	2014	2015	2014

OPERATING ACTIVITIES
Loss for the year		$(8,303,416)	$(6,471,911)	$(14,461,259)	$(6,851,983)
Adjustments for:
Depreciation	16	131,699	85,973	252,375	164,633
Share-based payments	16	1,384,137	4,065,680	2,867,089	4,230,641
Loss on investments		39,949	-	39,949	-
Interest income		(309,251)	(71,066)	(432,665)	(75,938)
Interest expense		1,522	1,995	3,135	4,012
		(7,055,360)	(2,389,329)	(11,731,376)	(2,528,635)

Net change in non-cash working capital items:
Accounts receivable		207,811	425,909	237,744	(15,614)
Inventory		24,169	179,052	(26,004)	(350,229)
Prepaid expenses and other assets		(118,159)	(101,719)	(227,601)	(115,413)
Accounts payable and accrued liabilities		370,234	585,690	834,136	695,213
Customer deposits		-	(124,686)	-	116,300
		484,055	964,246	818,275	330,257

Interest paid and received:
Interest received		222,267	38,037	273,340	40,185
Interest paid		(1,522)	(1,995)	(3,315)	(4,012)
		220,745	36,042	270,205	36,173

		(6,350,560)	(1,389,041)	(10,642,896)	(2,162,205)

INVESTING ACTIVITES
(Increase)/decrease in investments		(1,097,717)	-	3,902,282	(9,999,999)
Loss on investments		(39,949)	-	(39,949)	-
Purchase of property, plant and equipment	10	(1,072,590)	(251,141)	(1,562,728)	(317,003)
		(2,210,256)	(251,141)	2,299,605	(10,317,002)

FINANCING ACTIVITIES
Repayment of long-term debt	12	(191,547)	(10,291)	(202,219)	(20,558)
Proceeds from share issue pursuant to an underwritten public offering, net of share issue costs of $6,236,783	13	-	-	87,083,471	24,645,349
Proceeds from exercise of options	13	21,310	115,218	1,091,940	138,778
		(170,237)	104,927	87,973,192	24,763,569

NET CHANGE IN CASH AND CASH EQUIVALENTS		(8,731,053)	(1,535,255)	79,629,901	12,284,362

CASH AND CASH EQUIVALENTS
Beginning of the period		94,385,967	17,223,089	6,025,013	3,403,472
End of the period		$85,654,914	$15,687,834	$85,654,914	$15,687,834

Represented by:
Cash		$2,693,131	$1,149,180	$2,693,131	$1,149,180
Cashable high interest savings accounts		22,540,486	9,538,654	22,540,486	9,538,654
Cashable guaranteed investment certificates		60,421,297	5,000,000	60,421,297	5,000,000
	6	$85,654,914	$15,687,834	$85,654,914	$15,687,834

See Accompanying Notes to the Condensed Interim Consolidated Financial Statements

4

NEOVASC INC.
Notes to the Condensed Interim Consolidated Financial Statements
For the three and six months ended June 30, 2015 and 2014
(Expressed in Canadian dollars)

1.	INCORPORATION AND NATURE OF BUSINESS

Neovasc Inc. (“Neovasc” or the “Company”) is a limited liability company incorporated and domiciled in Canada. The Company was incorporated as Medical Ventures Corp. under the Company Act (British Columbia) on November 2, 2000 and was continued under the Canada Business Corporations Act on April 19, 2002. On July 1, 2008, the Company changed its name to Neovasc Inc.

Neovasc is the parent company. The consolidated financial statements of the Company as at June 30, 2015 and December 31, 2014 and for the three and six months ended June 30, 2015 and 2014 comprise the Company and its subsidiaries, all of which are wholly owned. The Company’s principal place of business is located at Suite 5138 – 13562 Maycrest Way, Richmond, British Columbia, V6V 2J7 and the Company’s registered office is located at Suite 2600 – 595 Burrard Street, Vancouver, British Columbia, V7X 1L3, Canada. The Company's shares are listed on the Toronto Stock Exchange (TSX: NVC) and the Nasdaq Capital Market (NASDAQ:NVCN).

Neovasc is a specialty medical device company that develops, manufactures and markets products for the rapidly growing cardiovascular marketplace.  Its products include the Tiara™ technology in development for the transcatheter treatment of mitral valve disease, the Neovasc Reducer™ for the treatment of refractory angina and a line of advanced biological tissue products called Peripatch™ that are used as key components in third-party medical products including transcatheter heart valves.

2.	BASIS OF PREPARATION

(a)	Statement of compliance with IFRS

These interim consolidated financial statements are prepared in accordance with International Accounting Standard (“IAS”) 34 Interim Financial Reporting, as issued by the International Accounting Standards Board (“IASB”), using the accounting policies consistent with the Company’s annual consolidated financial statements for the year ended December 31, 2014. These interim consolidated financial statements should be read in conjunction with the Company’s audited annual consolidated financial statements for the year ended December 31, 2014 and the accompanying notes included in those financial statements. For a full description of accounting policies, refer to the audited annual consolidated financial statements of the Company for the year ended December 31, 2014.

The results for the three and six months ended June 30, 2015 may not be indicative of the results that may be expected for the full year or any other period.

(b)	Basis of consolidation

The consolidated financial statements include the financial statements of the Company and its wholly-owned subsidiaries, Neovasc Medical Inc., Angiometrx Inc., Neovasc Tiara Inc., Neovasc Medical Ltd., B-Balloon Ltd. and Neovasc (US) Inc. All intercompany balances and transactions have been eliminated upon consolidation.

Angiometrx Inc. was amalgamated into Neovasc Medical Inc, on January 1, 2015 and B-Balloon Ltd. is in the process of being voluntarily wound up under the laws of Israel.

(c)	Presentation of financial statements

The Company has elected to present the 'Statement of Comprehensive Income in a single statement.

5

NEOVASC INC.
Notes to the Condensed Interim Consolidated Financial Statements
For the three and six months ended June 30, 2015 and 2014
(Expressed in Canadian dollars)

3.	CHANGES IN ACCOUNTING POLICIES

During the three and six months ended June 30, 2015, there have been no changes in accounting policies.

4.	MANAGING CAPITAL

The Company’s objectives, when managing capital, are to safeguard cash as well as maintain financial liquidity and flexibility in order to preserve its ability to meet financial obligations and deploy capital to grow its business. In the definition of capital, the Company includes equity and long-term debt. There has been no change in the definition since the prior period.

The Company’s financial strategy is designed to maintain a flexible capital structure consistent with the objectives stated above and to respond to business growth opportunities and changes in economic conditions. In order to maintain or adjust its capital structure, the Company may issue new shares, or new debt (secured, unsecured, convertible and/or other types of available debt instruments).

The capital of the Company is comprised of:

	June 30, 2015	December 31, 2014

Equity	$97,495,210	$20,913,969
Long-term debt	-	202,219
	$97,495,210	$21,116,188

For the three and six months ended June 30, 2015 and year ended December 31, 2014 there were no changes in the Company’s capital management policy.

5.	FINANCIAL RISK MANAGEMENT

The carrying amounts of financial assets and financial liabilities in each category are as follows:

	Note	June 30, 2015	December 31, 2014
Loans and receivables
Cash and cash equivalents	6	$85,654,914	$6,025,013
Investments	7	8,097,717	11,999,999
Accounts receivable	8	1,712,552	1,790,971
		$95,465,183	$19,815,983

Other financial liabilities
Accounts payable and accrued liabilities	11	$3,347,208	$2,513,072
Long-term debt	12	-	202,219
		$3,347,208	$2,715,291

The Company invested US$4,920,367 in Goldman Sachs Group Inc. premium bond at a coupon rate of 3.7%, will mature on August 1, 2015. The bond is classified as held-to-maturity and is measured at amortized cost using the effective interest method. The amortized cost of the bond as at June 30, 2015 is $6,097,717 (December 31, 2014: $nil), which approximates the fair value of the bond. Fair value of the bond is referred to the price in active markets at the reporting date, and is considered a level 2 fair value measurement. The fair value of the premium bonds also reflects the US dollar spot rate as at the reporting date. As at June 30, 2015, the balance of the investments are fixed rate guaranteed investment certificates (“GICs”), classified as loans and receivables, measured at amortized cost using the effective interest method (December 31, 2014: $11,999,999).

The carrying amount of cash and cash equivalents, investments, accounts receivable, and accounts payable and accrued liabilities is considered a reasonable approximation of fair value due to their short term nature.

6

NEOVASC INC.
Notes to the Condensed Interim Consolidated Financial Statements
For the three and six months ended June 30, 2015 and 2014
(Expressed in Canadian dollars)

5.	FINANCIAL RISK MANAGEMENT (continued)

(a)	Foreign exchange risk

The majority of the Company’s revenues are derived from product sales in the United States and Europe, primarily denominated in United States and European Union currencies. Management has considered the stability of the foreign currency and the impact a change in the exchange rate may have on future earnings during the forecasting process. United States and European Union currency represents approximately 55% and 45% of the revenue for six months ended June 30, 2015 (six months ended June 30, 2014: 38% and 56% respectively). A 5% change in the foreign exchange rates for United States and European Union currencies will result in a change in revenues of approximately $178,000 and $144,500 respectively for the six months ended June 30, 2015 (six months ended June 30, 2014: $155,000 and $232,000 respectively). A 5% change in the foreign exchange rates for the United States and European Union currencies for foreign currency denominated accounts receivable will impact net income by approximately $30,000 and $27,000 respectively as at June 30, 2015 (December 31, 2014: $15,000 and $40,000), and a similar change for foreign currency denominated accounts payable will impact net income by approximately $21,000 and $8,000 respectively as at June 30, 2015 (December 31, 2014: $48,000 and $13,000). The Company does not hedge its foreign exchange risk.

(b)	Interest rate risk

The Company receives interest on its investment in high interest savings accounts (‘HISAs”) at variable interest rate. A 1% change in the interest rate on the investment in HISAs will impact net income as at June 30, 2015 by approximately $113,000 (December 31, 2014: $50,000).

The Company is not exposed to cash flow interest rate risk on fixed rate cash balances, fixed rate GICs, fixed rate premium bonds and short term accounts receivable without interest.

(c)	Liquidity risk

As at June 30, 2015, the Company had $85,654,914 cash. The cash used in operations during the six months ended June 30, 2015 was $10,642,896.

As at June 30, 2015, the Company had working capital of $93,106,816 as compared to working capital of $17,993,556 as at December 31, 2014.

The Company monitors its cash flow on the monthly basis and compares actual performance to the budget for the fiscal year. The Company believes it has sufficient funds for at least the next 12 months but further into the future the Company is dependent on the profitable commercialization of its products or obtaining additional debt or equity financing to fund ongoing operations until profitability is achieved.

As at June 30, 2015 and December 31, 2014, the Company’s non-derivative financial liabilities have maturities (including interest payments where applicable) as summarized below:

	Current		Non-current
	Within 6 months	6 to 12 months	1 to 5 years	later than 5 years
June 30, 2015
Accounts payable and accrued liabilities	$3,347,208	$-	$-	$-
Long-term debt	-	-	-	-
	$3,347,208	$-	$-	$-

December 31, 2014
Accounts payable and accrued liabilities	$2,513,072	$-	$-	$-
Long-term debt	24,570	24,570	163,800	-
	$2,537,642	$24,570	$163,800	$-

7

NEOVASC INC.
Notes to the Condensed Interim Consolidated Financial Statements
For the three and six months ended June 30, 2015 and 2014
(Expressed in Canadian dollars)

5.	FINANCIAL RISK MANAGEMENT (continued)

(d)	Credit risk

Credit risk arises from the possibility that the entities to which the Company sells products may experience financial difficulty and be unable to fulfill their contractual obligations. This risk is mitigated by proactive credit management policies that include regular monitoring of the debtor’s payment history and performance. The Company does not require collateral from its customers as security for trade accounts receivable but may require certain customers to pay in advance of any work being performed or product being shipped.

The maximum exposure, if all of the Company’s customers were to default at the same time is the full carrying value of the trade accounts receivable as at June 30, 2015: $1,141,079 (December 31, 2014: $1,434,455).

As at June 30, 2015, the Company had $19,119 (as at December 31, 2014: $2,386) of trade accounts receivable that was overdue, according to the customers’ credit terms. During the three and six months ended June 30, 2015 the Company wrote down $nil (three and six months ended June 30, 2014: $218,501) accounts receivable owed by customers.

The Company may also have credit risk related to its cash and cash equivalents, and investments with a maximum exposure of $87,654,914 as at June 30, 2015 (December 31, 2014: $18,025,012). The Company minimizes its risk to cash and cash equivalents by dealing with Canadian chartered banks.

The Company is exposed to credit risk for its investment in bond. The carrying amount is $6,097,717 as at June 30, 2015. The premium bond has been graded A-2 by Standard & Poor’s and is not past due. The carrying amount disclosed above is the Company’s maximum possible credit risk exposure to this investment.

(e)	Market price risk

The Company is exposed to market price risk in respect of its investment in bond. The Company invested US$4,920,367 for 4,878,000 units at market price of US$1.00869 per unit. As at June 30, 2015, the market price is US$1.00212 per unit, which results to a loss of $39,949. As the bond is closing to its maturity date, the market price will gradually decrease to US$1.00 per unit. The maximum exposure to market price risk is $52,849.

6.	CASH AND CASH EQUIVALENTS

	June 30, 2015	December 31, 2014
Cash held in:
Canadian dollars	$944,307	$461,425
United States dollars	962,186	327,858
European euros	786,638	120,765
Cashable high interest savings accounts	22,540,486	5,114,965
Cashable guaranteed investment certificates	60,421,297	-
	$85,654,914	$6,025,013

The HISAs are held in major Canadian Chartered Banks and are denominated in Canadian dollars. The HISAs are fully cashable at any time and have a variable interest rate. The GICs, issued by major Canadian Chartered Banks, are non-cashable. Of these GICs, $5,000,000, have a one-month term, will mature on July 30, 2015, and have a fixed interest rate of 1.36% per annum, and $55,421,297, have a one-month term, will mature on July 13, 2015, and have a fixed interest rate of 1.36% per annum.

8

NEOVASC INC.
Notes to the Condensed Interim Consolidated Financial Statements
For the three and six months ended June 30, 2015 and 2014
(Expressed in Canadian dollars)

7.	INVESTMENTS

	June 30, 2015	December 31, 2014

Guaranteed investment certificates	$2,000,000	$11,999,999
Premium bond	6,097,717	-
	$8,097,717	$11,999,999

The GICs, issued by major Canadian Chartered Banks, are non-cashable and have 1 year term, will mature on September 23, 2015, and have a fixed interest rate of 1.61% per annum.

The premium bond, is non-cashable and has 100 days term, will mature on August 1, 2015, and has a coupon rate of 3.7% per annum.

8.	ACCOUNTS RECEIVABLE

	June 30, 2015	December 31, 2014

Trade receivables	$1,141,079	$1,434,455
Other receivables	571,473	356,516
	$1,712,552	$1,790,971

All amounts are short-term. The net carrying value of trade receivables is considered a reasonable approximation of fair value. The aging analysis of receivables is as follows:

	June 30, 2015	December 31, 2014

Not past due	$1,121,960	$1,432,069
Past due 0 - 30 days	-	2,386
Past due 60 - 90 days	19,119	-
	$1,141,079	$1,434,455

All of the Company's trade and other receivables have been reviewed for impairment. During the year ended December 31, 2014 the Company wrote down $218,501 accounts receivable owed by a single customer. There were no write-downs to accounts receivable for the period ended June 30, 2015.

There was no allowance for doubtful accounts as at June 30, 2015 or December 31, 2014 and there was no movement in the allowance for doubtful accounts in either period.

9.	INVENTORY

	June 30, 2015	December 31, 2014

Raw materials	$231,438	$264,748
Work in progress	135,147	128,804
Finished goods	135,394	82,423
	$501,979	$475,975

During the three and six months ended June 30, 2015 $1,016,240 and $1,945,212 (three and six months ended June 30, 2014: $1,771,953 and $2,615,180) of inventory was expensed in cost of goods sold, and $188,788 and $732,776 (three and six months ended June 30, 2014: $461,014 and $739,124) of inventory was used in internal development projects and expensed in product development and clinical trial expenses.

During the three and six months ended June 30, 2015 and 2014 the Company did not write down any obsolete inventory.

9

NEOVASC INC.
Notes to the Condensed Interim Consolidated Financial Statements
For the three and six months ended June 30, 2015 and 2014
(Expressed in Canadian dollars)

10.	PROPERTY, PLANT AND EQUIPMENT

	Land	Building	Leasehold improvements	Production equipment	Computer hardware	Computer software	Office equipment	Total

COST

Balance at January 1, 2014	$207,347	$1,627,005	$76,958	$1,126,656	$318,390	$308,677	$220,413	$3,885,446
Additions during the year	-	393,206	41,100	403,486	212,600	36,512	162,070	1,248,974
Disposals during the year	-	-	(76,958)	-	-	-	(29,553)	(106,511)
Balance at December 31, 2014	$207,347	$2,020,211	$41,100	$1,530,142	$530,990	$345,189	$352,930	$5,027,909

Additions during the period	311,360	580,943	-	575,335	65,674	-	29,416	1,562,728
Balance at June 30, 2015	$518,707	$2,601,154	$41,100	$2,105,477	$596,664	$345,189	$382,346	$6,590,637

ACCUMULATED DEPRECIATION

Balance at January 1, 2014	$-	$346,888	$31,107	$624,574	$195,614	$298,648	$151,715	$1,648,546
Depreciation for the year	-	51,366	35,891	180,838	62,105	25,513	20,098	375,811
Disposals during the year	-	-	(65,887)	-	-	-	(8,602)	(74,489)
Balance at December 31, 2014	$-	$398,254	$1,111	$805,412	$257,719	$324,161	$163,211	$1,949,868

Depreciation for the period	-	25,126	6,850	119,649	66,641	10,514	23,595	252,375
Balance at June 30, 2015	$-	$423,380	$7,961	$925,061	$324,360	$334,675	$186,806	$2,202,243

CARRYING AMOUNTS

At December 31, 2014	$207,347	$1,621,957	$39,989	$724,730	$273,271	$21,028	$189,719	$3,078,041
At June 30, 2015	$518,707	$2,177,774	$33,139	$1,180,416	$272,304	$10,514	$195,540	$4,388,394

10

NEOVASC INC.
Notes to the Condensed Interim Consolidated Financial Statements
For the three and six months ended June 30, 2015 and 2014
(Expressed in Canadian dollars)

11.	ACCOUNTS PAYABLE AND ACCRUED LIABILITIES

	June 30, 2015	December 31, 2014

Trade payables	$2,852,017	$2,139,005
Accrued vacation	319,749	278,540
Accrued liabilities	139,153	65,000
Other payables	36,289	30,527
	$3,347,208	$2,513,072

All amounts are short-term. The net carrying value of trade payables is considered a reasonable approximation of fair value.

12.	LONG-TERM DEBT

	June 30, 2015	December 31, 2014

Bank installment loan	$-	$202,219
Less current portion	-	(44,591)
	$-	$157,628

Repayments consist of 180 regular blended payments of $4,095 each month, including interest and principal, commencing on September 1, 2007 and ending on or before August 1, 2022. The loan agreement as amended on September 27, 2013, is collateralized by a first charge over the Company’s land and buildings and a general security agreement over all personal property of the business now owned and all personal property acquired in the future. The loan bears interest at prime plus 0.500% per annum.

In June 2015, the Company paid out the long-term debt.

Principal maturities in the next five years and thereafter are approximately as follows:

	June 30, 2015	December 31, 2014

Year 1	$-	$44,591
Year 2	-	45,874
Year 3	-	46,987
Year 4	-	48,127
Year 5	-	16,640
	$-	$202,219

More information about the Company’s exposure to interest rate and liquidity risk is given in Notes 5(b) and 5(c).

11

NEOVASC INC.
Notes to the Condensed Interim Consolidated Financial Statements
For the three and six months ended June 30, 2015 and 2014
(Expressed in Canadian dollars)

13.	SHARE CAPITAL

All common shares are equally eligible to receive dividends and the repayment of capital and represent one vote at the shareholders’ meeting.

All preferred shares have no voting rights at the shareholders meeting but on liquidation, winding-up or other distribution of the Company’s assets are entitled to participate in priority to common shares. There are no preferred shares issued and outstanding.

(a)	Authorized

Unlimited number of common shares without par value.

Unlimited number of preferred shares without par value.

(b)	Issued and outstanding

	Common Shares		Contributed
	Number	Amount	Surplus

Balance, January 1, 2014	48,215,080	$73,411,391	$10,305,204
Issued for cash pursuant to bought deal prospectus offering (i)	4,192,000	25,152,000	-
Share issue costs (i)	-	(506,651)	-
Issued for cash on exercise of options	601,459	935,595	(743,670)
Issued on net exercise of options (ii)	833,805	177,300	(177,300)
Share-based payments	-	-	9,515,201
Balance, December 31, 2014	53,842,344	$99,169,635	$18,899,435
Issued for cash pursuant to an underwritten public offering (iii)	10,415,000	93,320,254	-
Share issue costs (iii)	-	(6,236,783)	-
Issued for cash on exercise of options	2,287,403	2,382,609	(1,290,669)
Share-based payments	-	-	2,867,089
Balance, June 30, 2015	66,544,747	$188,635,715	$20,475,855

(i)	On March 26, 2014, the Company closed a bought deal equity prospectus offering underwritten by Cormark Securities Inc., which placed 4,192,000 common shares of Neovasc at a price of $6.00 per common share, for gross cash proceeds to the Company of $25,152,000. The share issue costs were $506,651.

(ii)	On May 26, 2014, 962,500 options were exercised under a net exercise provision in the stock option plan. Under this provision the Company issued fully paid and non-assessable common shares to the option holder equal to the number of options exercised multiplied by the quotient obtained by dividing the result of the market price of one common share on the date of the exercise less the exercise price per common share by the market price of one common share on the date of the exercise. This provision is anti-dilutive to the existing shareholders. The Company does not receive cash proceeds from the exercise of the options but issues fewer common shares on the exercise of the options.

(iii)	On February 3, 2015, the Company closed an underwritten public offering of 12,075,000 common shares of the Company (of which 10,415,000 common shares were issued from treasury) at a price per share of US$7.19 for aggregate gross proceeds of approximately US$74,883,850 for the Company and US$11,935,400 for the selling security holders (including some directors, officers and employees). The share issue costs incurred by the Company were $6,236,783.

12

NEOVASC INC.
Notes to the Condensed Interim Consolidated Financial Statements
For the three and six months ended June 30, 2015 and 2014
(Expressed in Canadian dollars)

13. SHARE CAPITAL (continued)

(c)	Stock options

The Company adopted an equity-settled stock option plan under which the directors of the Company may grant options to purchase common shares to directors, officers, employees and service providers (the “optionees”) of the Company on terms that the directors of the Company may determine within the limitations set forth in the stock option plan. Effective June 18, 2014, at the Annual General Meeting (“AGM”), the board of directors and shareholders of the Company approved an amendment to the Company's incentive stock option plan to increase the number of options available for grant under the plan to 10,515,860, representing approximately 20% of the number of common shares of the Company outstanding on May 16, 2014.

Options under the Company’s stock option plan granted to directors, officers and employees vest immediately on the grant date, unless a vesting schedule is specified by the board. The directors of the Company have discretion within the limitations set forth in the stock option plan to determine other vesting terms on options granted to directors, officers, employees and others. The minimum exercise price of a stock option cannot be less than the applicable market price of the common shares on the date of the grant and the options have a maximum life of ten years from the date of grant. The Company also assumed options from the acquisition of Neovasc Medical Ltd. and B-Balloon Ltd which are not the part of the Company’s stock option plan. The following table summarizes stock option activity for the respective periods as follows:

		Weighted average	Average remaining
	Number of options	exercise price	contractual life (years)
Options outstanding, January 1, 2014	8,784,920	$1.04	2.20
Granted	2,150,000	6.52
Exercised for cash	(601,459)	0.32
Exercised under net exercise provision (see note 13(b)(ii))	(962,500)	0.95
Forfeited	(24,572)	3.47
Options outstanding, December 31, 2014	9,346,389	$2.37	2.19
Granted	682,047	10.87
Exercised	(2,287,403)	0.48
Forfeited	(5,500)	3.65
Options outstanding, June 30, 2015	7,735,533	$3.67	2.45
Options exercisable, June 30, 2015	6,490,961	$2.99	2.15

The following table lists the options outstanding as at December 31, 2014 by exercise price:

Exercise price	Options outstanding	Weighted average remaining term (yrs)	Options exercisable	Weighted average remaining term (yrs)
$0.01	236,308	2.60	236,308	2.60
$0.20-0.40	1,789,875	0.18	1,789,875	0.18
$0.97-1.45	4,123,900	1.64	3,996,250	1.40
$2.00-4.25	1,051,006	3.27	720,402	3.22
$6.50-7.00	2,145,300	4.35	1,589,060	4.31
	9,346,389		8,331,895

The following table lists the options outstanding as at June 30, 2015 by exercise price:

Exercise price	Options outstanding	Weighted average remaining term (yrs)	Options exercisable	Weighted average remaining term (yrs)
$0.01	86,280	2.56	86,280	2.56
$0.97-1.60	3,813,100	1.16	3,775,300	1.02
$2.00-4.25	1,011,206	2.78	757,052	2.73
$5.80-7.00	2,142,900	3.85	1,675,920	3.81
$8.00-9.00	75,000	4.92	15,000	4.92
$11.00 -13.00	607,047	4.74	181,409	4.71
	7,735,533		6,490,961

13

NEOVASC INC.
Notes to the Condensed Interim Consolidated Financial Statements
For the three and six months ended June 30, 2015 and 2014
(Expressed in Canadian dollars)

13. SHARE CAPITAL (continued)

(c)	Stock options (continued)

The weighted average share price at the date of exercise for share options exercised for the six months ended June 30, 2015 was $9.22 (six months ended June 30, 2014: $6.76). During the three and six months ended June 30, 2015, the Company recorded $1,384,137 and $2,867,089 as compensation expense for share-based compensation awarded to eligible optionees (three and six months ended June 30, 2014: $4,065,680 and $4,230,641). The Company used the Black-Scholes Option Pricing Model to estimate the fair value of the options at each measurement date using the following weighted average assumptions:

	2015	2014
Weighted average fair value	$8.01	$5.18
Dividend yield	nil	nil
Volatility	96%	110%
Risk-free interest rate	1.50%	1.75%
Expected life	5 years	5 years
Forfeiture rate	1%	5%

14.	SEGMENT INFORMATION

The Company’s operations are in one business segment; the development, manufacture and marketing of medical devices. Each of the Company’s product lines has similar characteristics, customers, distribution and marketing strategies, and are subject to similar regulatory requirements. Substantially all of the Company’s long-lived assets are located in Canada. The Company carries on business in Canada and in the United States. The Company earns revenue from sales to customers in the following geographic locations:

	For the three months ended June 30,		For the six months ended June 30,
	2015	2014	2015	2014

REVENUE
United States	$1,806,497	$1,128,911	$3,096,029	$2,050,594
Europe	1,721,927	3,145,803	3,227,638	5,963,399
Israel	71,410	129,801	136,813	226,657
	$3,599,834	$4,404,515	$6,460,480	$8,240,650

Sales to the Company’s four largest customers accounted for approximately 30%, 27%, 17%, and 14% of the Company’s sales for the three months ended June 30, 2015 and 28%, 25%, 18% and 14% of the Company’s sales for the six months ended June 30, 2015.Comparatively, sales to the Company’s four largest customers accounted for approximately 35%, 22%, 18%, and 16% of the Company’s sales for the three months ended June 30, 2014, and 36%, 21%, 18%, and 14% of the Company’s sales for the six months ended June 30, 2014.

15.	EMPLOYEE BENEFITS EXPENSE

	For the three months ended June 30,		For the six months ended June 30,
	2015	2014	2015	2014

Salaries and wages	$2,742,203	$1,630,966	$5,068,632	$3,177,342
Pension plan and employment insurance	171,733	96,094	356,416	193,880
Contribution to defined contribution pension plan	38,714	34,053	84,850	61,710
Health benefits	233,760	116,984	419,504	221,212
Cash-based employee expenses	3,186,410	1,878,097	5,929,402	3,654,144
Share-based payments	1,384,137	4,065,680	2,867,089	4,230,641
	$4,570,547	$5,943,777	$8,796,491	$7,884,785

14

NEOVASC INC.
Notes to the Condensed Interim Consolidated Financial Statements
For the three and six months ended June 30, 2015 and 2014
(Expressed in Canadian dollars)

16.	DEPRECIATION, SHARE-BASED PAYMENTS, EMPLOYEE AND OTHER EXPENSES

	For the three months ended June 30,		For the six months ended June 30,
	2015	2014	2015	2014

COST OF GOODS SOLD
Depreciation	$46,883	$30,001	$89,118	$56,860
Share-based payments	153,838	96,811	208,165	129,513
Cash-based employee expenses	1,200,782	970,785	2,296,958	1,828,452
Other expenses	830,856	1,969,327	1,633,367	2,966,621
TOTAL COST OF GOODS SOLD	$2,232,359	$3,066,924	$4,227,608	$4,981,446

EXPENSES
Selling expenses
Depreciation	$-	$96	$-	$192
Share-based payments	12,907	5,112	25,673	6,342
Cash-based employee expenses	-	19,205	-	37,794
Other expenses	141,395	-	282,312	-
	154,302	24,413	307,985	44,328

General and administrative expenses
Depreciation	19,336	23,099	35,862	44,927
Share-based payments	273,597	2,802,674	1,081,257	2,856,893
Cash-based employee expenses	697,805	381,738	1,213,300	840,408
Other expenses	3,356,338	1,436,876	4,904,067	1,998,613
	4,347,076	4,644,387	7,234,486	5,740,841

Product development and clinical trials expenses
Depreciation	65,480	32,777	127,395	62,654
Share-based payments	943,795	1,161,083	1,551,994	1,237,893
Cash-based employee expenses	1,287,823	506,369	2,419,144	947,490
Other expenses	2,966,423	1,413,478	5,423,885	2,098,872
	5,263,521	3,113,707	9,522,418	4,346,909

TOTAL EXPENSES	$9,764,899	$7,782,507	$17,064,889	$10,132,078

Depreciation per Statements of Cash Flows	$131,699	$85,973	$252,375	$164,633

Share-based payments per Statements of Cash Flows	$1,384,137	$4,065,680	$2,867,089	$4,230,641

Cash-based employee expenses (see Note 15)	$3,186,410	$1,878,097	$5,929,402	$3,654,144

15

NEOVASC INC.
Notes to the Condensed Interim Consolidated Financial Statements
For the three and six months ended June 30, 2015 and 2014
(Expressed in Canadian dollars)

17.	OPERATING LEASES

The Company entered into an agreement for additional office space in August 2013. The agreement does not contain any contingent rent clauses, renewal or purchase options or escalation clauses. The term of the lease is 24 months commencing on August 1, 2013. This lease is renewed on June 2014. The term of the lease is 24 months commencing on August 1, 2015.

The Company entered into an agreement for additional office space in June 2014. The agreement does not contain any contingent rent clauses, renewal or purchase options or escalation clauses. The term of the lease is 36 months commencing on October 1, 2014.

The Company entered into an agreement for additional office space in September 2014 in Minneapolis. The agreement does not contain any contingent rent clauses, renewal or purchase options or escalation clauses. The original term of the lease is 66 months commencing on September 1, 2014. Additional office space was added in July 2015 in Minneapolis. The term of the combined lease is 59 months commencing on July 1, 2015.

The Company entered into an agreement for additional office space in May 2015. The agreement does not contain any contingent rent clauses, renewal or purchase options or escalation clauses. The term of the lease is 32 months commencing on May 1, 2015.

The future minimum operating lease payments due over the next five years are as follows:

	As at June 30,
	2015	2014

Year 1	$261,025	$15,965
Year 2	278,089	900
Year 3	183,090	-
Year 4	97,206	-
Year 5	91,725	-
	$911,135	$16,865

Lease payments recognized as an expense during the three and six months ended June 30, 2015 amount to $72,150 and $141,961 (three and six months ended June 30, 2014: $9,458 and $20,728).

18.	LOSS PER SHARE

Both the basic and diluted loss per share have been calculated using the loss attributable to shareholders of the Company as the numerator. The weighted average number of common shares outstanding used for basic loss per share for the three and six months ended June 30, 2015 amounted to 66,531,433 and 64,186,202 shares (three and six months ended June 30, 2014: 53,005,338 and 50,796,149 shares).

	For the three months ended June 30,		For the six months ended June 30,
	2015	2014	2015	2014

Weighted average number of common shares	66,531,433	53,005,338	64,186,202	50,796,149
Loss for the period	(8,303,416)	(6,471,911)	(14,461,259)	(6,851,983)
Basic loss per share	$(0.12)	$(0.12)	$(0.23)	$(0.13)

As the Company is currently operating at a loss no dilutive potential ordinary shares have been identified as the conversion would lead to a decrease in loss per share.

16

NEOVASC INC.
Notes to the Condensed Interim Consolidated Financial Statements
For the three and six months ended June 30, 2015 and 2014
(Expressed in Canadian dollars)

19.	RELATED PARTY TRANSACTIONS

The Company’s key management personnel include members of the board of directors and executive officers. The Company provides salaries or cash compensation, and other non-cash benefits to directors and executive officers.

	For the three months ended June 30,		For the six months ended June 30,
	2015	2014	2015	2014

Short-term employee benefits
Employee salaries and bonuses	$380,882	$278,281	$802,483	$506,991
Directors fees	84,200	32,028	169,810	65,187
Social security and medical care costs	5,421	7,913	23,217	20,675
	470,503	318,222	995,510	592,853

Post-employment benefits
Contributions to defined contribution pension plan	11,075	12,322	23,512	19,858

Share-based payments	155,176	3,148,481	1,095,325	3,149,592

Total key management remuneration	$636,754	$3,479,025	$2,114,347	$3,762,303

20.	SUBSEQUENT EVENTS

On July 23, 2015, the Board approved a new $1,000,000 line of credit with the Company’s bank. The approved amount includes a $900,000 revolving line of credit and $100,000 corporate classic VISA. This line of credit is collateralized by a first charge over the Company’s land and buildings and a general security agreement over all personal property of the business now owned and all personal property acquired in the future. The interest rate for the $900,000 business operating account overdraft will be calculated at Prime Rate plus 1% per annum.

21.	AUTHORIZATION OF FINANCIAL STATEMENTS

The consolidated financial statements for the three and six months ended June 30, 2015 (including comparatives) were approved by the audit committee on behalf of the board of directors on August xx, 2015.

(signed) Alexei Marko
Alexei Marko, Director

(signed) Steve Rubin
Steve Rubin, Director

17

DOCUMENT 3

Form 52-109F2

Certification of Interim Filings

Full Certificate

I, Alexei Marko, Chief Executive Officer of Neovasc Inc., certify the following:

1.	Review: I have reviewed the interim financial report and interim MD&A (together, the “interim filings”) of Neovasc Inc. (the “issuer”) for the interim period ended June 30, 2015.

2.	No misrepresentations: Based on my knowledge, having exercised reasonable diligence, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings.

3.	Fair presentation: Based on my knowledge, having exercised reasonable diligence, the interim financial report together with the other financial information included in the interim filings fairly present in all material respects the financial condition, financial performance and cash flows of the issuer, as of the date of and for the periods presented in the interim filings.

4.	Responsibility: The issuer’s other certifying officer(s) and I are responsible for establishing and maintaining disclosure controls and procedures (DC&P) and internal control over financial reporting (ICFR), as those terms are defined in National Instrument 52-109 Certification of Disclosure in Issuers’ Annual and Interim Filings, for the issuer.

5.	Design: Subject to the limitations, if any, described in paragraphs 5.2 and 5.3, the issuer’s other certifying officer(s) and I have, as at the end of the period covered by the interim filings

(a)	designed DC&P, or caused it to be designed under our supervision, to provide reasonable assurance that

(i)	material information relating to the issuer is made known to us by others, particularly during the period in which the interim filings are being prepared; and

(ii)	information required to be disclosed by the issuer in its annual filings, interim filings or other reports filed or submitted by it under securities legislation is recorded, processed, summarized and reported within the time periods specified in securities legislation; and

(b)	designed ICFR, or caused it to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with the issuer’s GAAP.

5.1	Control framework: The control framework the issuer’s other certifying officer(s) and I used to design the issuer’s ICFR is the COSO framework.

5.2	ICFR – material weakness relating to design: N/A.

5.3	Limitation on scope of design: N/A.

1

6.	Reporting changes in ICFR: The issuer has disclosed in its interim MD&A any change in the issuer’s ICFR that occurred during the period beginning on April 1, 2015 and ended on June 30, 2015 that has materially affected, or is reasonably likely to materially affect, the issuer’s ICFR.

Date: August 6, 2015

(signed) Alexei Marko

Alexei Marko
Chief Executive Officer

2

DOCUMENT 4

Form 52-109F2

Certification of Interim Filings

Full Certificate

I, Chris Clark, Chief Financial Officer of Neovasc Inc., certify the following:

1.	Review: I have reviewed the interim financial report and interim MD&A (together, the “interim filings”) of Neovasc Inc. (the “issuer”) for the interim period ended June 30, 2015.

2.	No misrepresentations: Based on my knowledge, having exercised reasonable diligence, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings.

3.	Fair presentation: Based on my knowledge, having exercised reasonable diligence, the interim financial report together with the other financial information included in the interim filings fairly present in all material respects the financial condition, financial performance and cash flows of the issuer, as of the date of and for the periods presented in the interim filings.

4.	Responsibility: The issuer’s other certifying officer(s) and I are responsible for establishing and maintaining disclosure controls and procedures (DC&P) and internal control over financial reporting (ICFR), as those terms are defined in National Instrument 52-109 Certification of Disclosure in Issuers’ Annual and Interim Filings, for the issuer.

5.	Design: Subject to the limitations, if any, described in paragraphs 5.2 and 5.3, the issuer’s other certifying officer(s) and I have, as at the end of the period covered by the interim filings

(a)	designed DC&P, or caused it to be designed under our supervision, to provide reasonable assurance that

(i)	material information relating to the issuer is made known to us by others, particularly during the period in which the interim filings are being prepared; and

(ii)	information required to be disclosed by the issuer in its annual filings, interim filings or other reports filed or submitted by it under securities legislation is recorded, processed, summarized and reported within the time periods specified in securities legislation; and

(b)	designed ICFR, or caused it to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with the issuer’s GAAP.

5.1	Control framework: The control framework the issuer’s other certifying officer(s) and I used to design the issuer’s ICFR is the COSO framework.

5.2	ICFR – material weakness relating to design: N/A.

5.3	Limitation on scope of design: N/A.

1

6.	Reporting changes in ICFR: The issuer has disclosed in its interim MD&A any change in the issuer’s ICFR that occurred during the period beginning on April 1, 2015 and ended on June 30, 2015 that has materially affected, or is reasonably likely to materially affect, the issuer’s ICFR.

Date: August 6, 2015

(signed) Chris Clark

Chris Clark
Chief Financial Officer

2

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Neovasc Inc.
(Registrant)

Date: August 6, 2015	By:	(signed) Chris Clark
		Name:	Chris Clark
		Title:	Chief Financial Officer